Filed Pursuant to Rule 253(g)(2)

File No. 024-11166

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

OFFERING CIRCULAR DATED APRIL 17, 2020

INFUZED BRANDS INC.

71,000,000 Units Consisting of

One Common Share and One-Half of One Share Purchase Warrant

71,000,000 Common Shares and 35,500,000 Warrants Contained in the Units

35,500,000 Common Shares Underlying the Warrants

409 Granville Street, Suite 1000

Vancouver, British Columbia, Canada, V6C 1T2

1-833-383-6500

invest@infuzedbrands.com

Infuzed Brands Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”, we, or our) is offering up to 71,000,000 units (the “Units”) consisting of 71,000,000 Common Shares and 35,500,000 Warrants (each as defined below) and offering up to 35,500,000 Common Shares underlying the Warrants (the “Maximum Offering”) of the Company to be sold in this offering (the “Offering”). Each Unit offered at a purchase price of $0.40 per Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”). One whole Warrant, consisting of two one-half of one common purchase warrants, is required to purchase one additional Common Share at an exercise price of $0.60 per Warrant, subject to certain adjustments. The Warrants are exercisable immediately and will expire twenty-four (24) months following the completion of the initial public offering of the Company on the Canadian Securities Exchange or other recognized securities exchange. For the avoidance of doubt, the completion of the initial public offering of the Company shall be deemed to occur as of the initial date of listing on the Canadian Securities Exchange or other recognized securities exchange. The Units are being offered on a “best efforts” basis. The Common Shares and Warrants will be separately transferable following the termination of any transfer hold periods under applicable law. See “Securities Being Offered” beginning on page 44 for a discussion of certain items required by Item 14 of Part II of Form 1-A. We are selling our Units through a Tier 2 offering pursuant to Regulation A (“Regulation A+”) under the Securities Act of 1933, as amended (the “Securities Act”), and we intend to sell the Units either directly to investors or through registered broker-dealers who are paid commissions. The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey, in connection with this Offering. This Offering will terminate on the earlier of (i) April 15, 2022, (ii) the date on which the Maximum Offering is sold, or (iii) when the Board of Directors of the Company elects to terminate the offering (in each such case, the Termination Date). There is no escrow currently established for this Offering, although we reserve the right to engage an escrow agent at any time. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering or (ii) the Termination Date. There is no aggregate minimum requirement for the Offering to become effective, therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including without limitation, research and development expenses, offering expenses, working capital and general corporate purposes and other uses as more specifically set forth in the “Use of Proceeds” section of this offering circular (Offering Circular). The minimum investment amount for an investor is $1,000; however, we reserve the right to waive this minimum in the sole discretion of our management. We expect to commence the sale of the Units as of the date on which the offering statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the United States Securities and Exchange Commission (the “SEC”).

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Investing in our Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares involve a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” starting on page 9 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

	Price to Public[1]	Commissions	Proceeds to the Company(2)
Units, each consisting of	$0.40	(1)	$27,430,000
One Common Share	-	(1)
One-half of one Warrant	-	(1)
Common Shares underlying Warrants	$0.60		21,300,000
Maximum Offering(3)	$49,700,000	(1)	$48,730,000

(1)

The minimum investment amount is 2,500 Units or $1,000. The offering is being made directly to investors by the management of the Company on a “best efforts” basis. We reserve the right to offer the units through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”). The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey, in connection with this Offering. The Company has agreed to pay Dalmore a one-time setup fee of $55,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 2.5% commission on the aggregate amount raised by the Company from investors in the specified states from the sale of Units. Commissions are not payable upon exercise of the Warrants.

(2)

The amounts shown in the “Proceeds to the Company” column include a deduction of 2.5% for commissions payable to Dalmore on all the Units being offered. The 2.5% commission will only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions). The amount of total estimated proceeds to the Company in the table above also includes a deduction of $55,000 for the one-time setup fee payable to Dalmore. The amount of total estimated proceeds to the Company also includes a deduction of $205,000 for organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Units. (See “Use of Proceeds” and “Plan of Distribution and Selling Securityholders.”)

(3)

The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings. The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are only issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment.

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GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A+. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

Sale of Units will commence on approximately April 17, 2020.

The Company is following the “Offering Circular” format of disclosure under Regulation A+.

The date of this Offering Circular is April 17, 2020.

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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the Offering Circular. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date or as of the respective dates of any documents or other information incorporated herein by reference, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

This offering circular is part of an offering statement that we filed with the Securities and Exchange Commission, or SEC, using a continuous offering process. Periodically, we may provide an offering circular supplement that would add, update or change information contained in this offering circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, unless the context indicates otherwise, references to the “Company,” “we,” “our,” and “us” refer to the activities of and the assets and liabilities of the business and operations of Infuzed Brands Inc. and references to “dollars” or “$” refer to United States dollars.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	we will have multiple closings and no minimum offering amount in the Offering;
•	we have a limited operating history;
•	we may be presumed to be insolvent from time to time;
•

the purchase price of the Units has been arbitrarily set and does not bear any relationship to our assets, financial conditions, actual or projected performance or on any other criteria of market value;

•	we do not expect to pay dividends on any shares of our capital stock in the near future;
•	there is no public market for our securities and there is no guarantee that investors will be able liquidate their Company securities if they need money;
•	there are restrictions on the transfer of our securities;
•	we may not be able to achieve our financial projections;
•	we will face intense competition and low barriers to entry in the market;
•

unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital;

•	we have no history of successful product development, manufacture, or distribution;
•	we will be subject to the risk of significant loss in the event of any product liability claim or regulatory action;
•	we are operating in a nascent industry where the market opportunity cannot yet be determined;
•	there is no assurance that our promotional activities will be successful;
•	we may not be able to effectively establish brand recognition;
•	changing consumer preferences may cause interest in our proposed products to decline;
•	we are dependent upon the contributions of its key personnel;
•	our business will be reliant upon third party suppliers, service providers and distributors;
•	we will have limited ability to assure that our third party service providers comply with applicable cGMP requirements;
•	negative publicity or consumer sentiment about us or our industry, could severely impact demand for our products;
•	we may be unable to sustain our pricing model;
•	we may be unable to effectively manage future growth;
•	there is little, if any, data with which to evaluate the long-term viability or efficacy of our products;
•	we may be unable to protect our intellectual property;
•	we are subject to laws which are rapidly evolving and subject to changing interpretations, including the 2018 Farm Bill;
•	our products are subject to regulation by the FDA;
•	we may be unable to obtain or maintain certain required permits, licenses or governmental approvals;
•	we may be required to comply with labeling or warning requirements that could adversely affect demand for our products;
•	any international operations of us will be subject to the applicable local laws and regulations;
•	we may be unable to open or maintain a bank account;
•	future changes in laws and regulations cannot be predicted and could have a material adverse effect on our business;
•	we are in the development stage and have generated minimal review; and
•	our auditors have included an explanatory paragraph regarding conditions which raise substantial doubt about the going concern of the Company.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

The following highlights information contained elsewhere in this Offering Circular, and it may not contain all of the information that is important to you. You should read this entire Offering Circular carefully, including the section entitled “Risk Factors,” before making an investment decision. References to “we,” “us,” “our,” “our company,” “the Company”, and “Infuzed” refers to Infuzed Brands Inc., a company incorporated under the Business Corporations Act.

Name and Incorporation

Infuzed Brands Inc. was incorporated under the Business Corporations Act (British Columbia) on January 4, 2019. The Company’s principal place of business is located at Suite 1000, 409 Granville Street, Vancouver, V6C 1T2.

Intercorporate Relationships

The Company has two wholly-owned subsidiaries:

1.

Infuzed Brands LLC (“Infuzed California”), a limited liability corporation incorporated under the laws of the State of California on January 15, 2019. Infuzed California’s head office is located at 8383 Wilshire Blvd Suite 800, Beverly Hills, CA 90211, USA; and

2.

Infuzed Brands (“Infuzed Nevada”), a for-profit corporation incorporated under the laws of the State of Nevada on May 17, 2019. Infuzed Nevada’s head office is located at 1420 Fifth Avenue, Suite 2200, Seattle WA 98101, USA.

DESCRIPTION OF THE BUSINESS

Infuzed produces a line of beverages infused with natural flavours and hemp extract and markets and distributes such products across the United States. We are targeting individuals interested in health and wellness with delicious products that contain natural flavors, no sugar and no calories. We currently sell our products in over 100 retail locations and through our e-commerce platform and hope to soon have our products available in additional brick and mortar retail locations and on Amazon.com.

REGULATION A+

We are offering the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares pursuant to rules of the Securities and Exchange Commission mandated under the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer of up to $50 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we are required to publicly file annual, semiannual, and current event reports with the SEC.

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THE OFFERING

Issuer:	Infuzed Brands Inc., a company incorporated under the Business Corporations Act (British Columbia).

Units Offered:	A maximum of 71,000,000 units (the “Units”) at an offering price of $0.40 per Unit, each Unit being comprised of:
• one common share in the capital of the Company, with no par value per share (a “Common Share”); and
• one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”).

One whole Warrant, consisting of two one-half of one common purchase warrants, is required to purchase one additional Common Share at an exercise price of $0.60 per Warrant, subject to certain adjustments.

Warrant Shares Offered:

A maximum of 35,500,000 Warrant Shares at an exercise price of $0.60 per Warrant Share, subject to customary adjustments. The Warrant shall be exercisable immediately and shall expire twenty-four (24) months following the completion of the initial public offering of the Company on the Canadian Securities Exchange or other recognized securities exchange. For the avoidance of doubt, the completion of the initial public offering of the Company shall be deemed to occur as of the initial date of listing on the Canadian Securities Exchange or other recognized securities exchange.

Number of Common Shares Outstanding before the Offering:	37,218,925 Common Shares.

Number of Common Shares to be Outstanding after the Offering:	108,218,925 Common Shares if the maximum Units are sold, or 143,718,925 Common Shares upon exercise of the Warrants if the maximum Units are sold and the maximum Warrant Shares are issued.

Price per Unit:	$0.40

Price per Warrant Share

$0.60, subject to customary adjustments as described in the form of Warrant. One whole Warrant, consisting of two one-half of one common purchase Warrants, is required to purchase one additional Common Share.

Maximum Offering:

71,000,000 Units, at an offering price of $0.40 per Unit, (including the exercise of the Warrants to purchase 35,500,000 Warrant Shares with an exercise price of $0.60 per Warrant Share, subject to customary adjustments).

Use of Proceeds:

If we sell the maximum of 71,000,000 Units being offered and all of our 35,500,000 Warrant Shares are purchased through exercise in full of our Warrants at an exercise price of $0.60 per share, our net proceeds (after estimated Offering expenses of $970,000) will be approximately $48,730,000. We will use these net proceeds for manufacturing and distribution, research and development, marketing and promotional activities, general and administrative expenses, recruitment and implementation of sales force, offering expenses, general corporate purposes including acquisitions and such other purposes described in the “Use of Proceeds” section of this Offering Circular

Risk Factors:	Investing in our Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares involve a high degree of risk. See “Risk Factors” starting on page 9.

(1)	•	Excludes 2,000,000 Common Shares reserved for issuance to one consultant of which 2,000,000 Common Shares will be issuable upon the exercise of an outstanding option at CAD$0.30 per share.
	•	Excludes 5,025,000 Common Shares reserved for issuance to warrant holders whose warrants can be exercised to purchase our Common Shares at CAD$0.10 per share.
	•	Excludes 40,200 Common Shares reserved for issuance to warrant holders whose warrants can be exercised to purchase our Common Shares at CAD$0.50 per share.
	•	Excludes 2,169,261 Common Shares reserved for issuance to warrant holders whose warrants can be exercised to purchase our Common Shares at CAD$0.75 per share
	•	Excludes 4,500,000 performance shares for issuance to the Executive Officers whose performance shares will vest upon meeting certain corporate objectives.

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RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of our Common Share could decline and you may lose all or part of your investment. See “Cautionary Statement Regarding Forward Looking Statements” above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

Risks Related to The Offering

No minimum offering amount and multiple closings in the Offering will increase the risk that investors, especially earlier investors, could lose their entire investment.

Proceeds from the Offering will be released as the Company receives subscriptions for Units. If the Company raises less than the Maximum Offering amount, it may lack the working capital to fully implement its business plans. No assurance can be given that the Company will raise any funds after the initial closing and the lack of a minimum offering amount increases the chance that investors, particularly early investors, may lose their entire investment.

We are in the development stage and have generated minimal revenue.

We are in the development stage and have generated minimal revenue. We have limited capitalization, which increases our vulnerability to general adverse economic and industry conditions, limits our flexibility in planning for, or reacting to changes in our business and industry and may place us at a competitive disadvantage to competitors with sufficient or excess capitalization. If the Maximum Offering amount is not sold, we may require additional cash in the form of equity or debt following completion of the Offering in order to meet our current working capital requirements. If we are unable to obtain sufficient additional financing on satisfactory terms and conditions, we may be forced to curtail our plans or operations. Our ability to obtain additional financing will depend upon a number of factors, many of which are beyond our control. We have no current arrangements with respect to, or sources of, financing other than the proposed Offering. Should we be unable to raise additional capital, investors could lose their entire investment.

We have a limited operating history upon which investors may base their investment decision, and as a result any potential investment is highly speculative.

Although we believe our management team has extensive knowledge of the wellness product industry and closely monitors changes in legislation with regards to recreational cannabis laws worldwide, we operate in an evolving industry that may not develop as expected and we may not be able to adapt as needed to stay competitive in such industry. Furthermore, we were incorporated in January 2019 and have a limited operating history and established financing sources. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our objectives as described in this Offering Circular. Our financial condition and results of operations will depend on many factors, including our ability to bring our products to commercial production, marketing success and continued legality of our products. An investment in our Units carries a high degree of risk and should be considered as a speculative investment by purchasers. We have a limited history of earnings, limited cash reserves, a limited operating history, have not paid dividends, and are unlikely to pay dividends in the immediate or near future. We are in the development and planning phases of our business and have only very recently offered some of our planned products and services for sale. Operations are not yet sufficiently established such that we can mitigate the risks associated with planned activities.

We may be presumed to be insolvent from time to time.

In the future, the Company may not be able to pay its debts as they become due. Therefore, the Company may be deemed to be insolvent until the Company receives sufficient proceeds from debt or equity financings, including the Offering, or until it generates sufficient revenues from operations. No assurance can be given that the Company will raise sufficient funds in equity financings, or generate sufficient revenues from operations or that the Company will become solvent should a period of insolvency be experienced.

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The purchase price of the Units has been arbitrarily set and does not bear any relationship to our assets, financial condition, actual or projected performance, or on any other criteria of market value.

As a development stage company, we lack operating history and other metrics to provide a valuation of the Units or the underlying common shares of the Company and we arbitrarily set the price and number of offered Units to reflect our goals of having a balanced ownership between management and the private investors and our consideration of certain market factors. As a result of this arbitrarily defined selling price for the Units offered hereby, such price does not necessarily bear any relationship to our assets, book value, net worth, financial condition, current or anticipated revenue, cash flow, earnings, shareholders’ equity or any other recognized criteria of market value and is not indicative of the value of the common shares of the Company or the price that may be realized upon disposition of such common shares. Purchasers of equity securities may not be able to resell their shares at or above their purchase price.

We do not expect to pay dividends on any shares of our capital stock in the near future.

It is not expected that we will pay any cash dividends on any shares of our capital stock in the near future. Initially, it is expected that we will retain virtually any and all profit to fund our business and growth plans. Future dividend declarations and payments will be made at the discretion of our board of directors and will depend on, among other things, the capital needed to satisfy current and projected business opportunities, as well as applicable contractual and regulatory requirements. No assurance can be given that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, no assurance can be given that our board of directors will declare dividends even if we are profitable.

There is no public market for our securities and there is no guarantee that investors will be able to liquidate their Company securities if they need money.

There is no public market for any of our securities. Although the Company intends to seek listing on the Canadian Securities Exchange or other recognized securities exchange, there is no guarantee that an active market for any of our securities will develop or be sustained after the Offering or in the foreseeable future. Therefore, investors will not be able to sell any securities they acquire in connection with the Offering.

There are state law restrictions on the transfer of our securities.

None of our securities associated with the Units will be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), or registered or qualified with any state or territorial securities regulatory agency. Until any such registration occurs, investors will not be able to sell, transfer or otherwise dispose of these securities, even if a public market develops for the securities, unless the disposition is exempt from registration under any applicable federal or state laws. We cannot guarantee that any resale exemption from registration or qualification will be available subsequent to the Offering. As result, the investors may have to hold the securities associated with the Units for an indefinite period.

The Company may not be able to achieve its financial projections.

The operating and financial information contained in any projected financial data furnished to investors have been prepared by management of the Company based upon its goals and objectives for the future performance and various assumptions concerning future phenomena. In addition, the Company’s projected results are dependent on the successful implementation of management’s growth and operating strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the Company’s management. Others may have different opinions and beliefs. In addition, the projections have not been compiled, reviewed or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Moreover, the Company’s projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be given that the Company will achieve the operating or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

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Risks Related to Our Business

The Company will face intense competition and low barriers to entry in the market.

We face competition in the markets in which we operate and intend to operate in the near future. Some of our competitors may be better positioned to develop superior product features and technological innovations, and able to better adapt to changing market conditions than us. Our ability to compete depends on, among other things, consistent high product quality, short lead-time, timely delivery, competitive pricing, range of product offerings and superior customer service and support. Increased competition in the markets in which we operate may force us to reduce our product prices or may result in increased costs and may have a material adverse effect on our business and operating results. Any decrease in the quality of our products or level of service to customers, or any forced decrease in product pricing may adversely affect our business and operating results.

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

Our operations could be subject to unpredictable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition, delay our product development and marketing efforts, and increase our costs and expenses. Notably, we rely on third-party manufacturers to manufacture our products. In light of the recent COVID-19 pandemic, there could possibly be an impact on sourcing materials and ingredients that are used to manufacture our products. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and our significant suppliers and manufacturers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

The Company has no history of successful product development, manufacture or distribution.

If we cannot successfully develop, manufacture and distribute our products, or if we experience difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, we may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter new markets. A failure by us to achieve a low-cost structure through economies of scale or improvements in manufacturing processes would have a material adverse effect on our plans and our business, prospects, results of operations and financial condition.

The Company will be subject to the risk of significant loss in the event of any product liability claim or regulatory action.

Our products will be produced for sale both directly and indirectly to end consumers, and therefore we face an inherent risk of exposure if product liability claims, regulatory action and litigation of our products are alleged to have caused significant loss or injury. Previously unknown adverse reactions resulting from human use of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness or include inadequate instructions for use or warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs to produce our products and could have a material adverse effect on our business and operational results.

The Company is operating in a nascent industry where the market opportunity cannot yet be determined.

Because the hemp-infused products industry is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that our estimates are accurate or that the market size is sufficiently large for our business to grow as projected, which may negatively impact its financial results. Furthermore, the size of the wellness and nutraceutical consumer goods products market is large, we are an unestablished player and it will be difficult to acquire significant market share at the outset with regards to the sale of our products.

There is no assurance that the Company’s promotional activities will be successful.

Our future growth and profitability will depend on the effectiveness and efficiency of advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that advertising and promotional expenditures will result in revenues in the future or will generate awareness of our technologies or services. In addition, no assurance can be given that we will be able to manage our advertising and promotional expenditures on a cost-effective basis.

The Company may not be able to effectively establish brand recognition.

We believe that maintaining and promoting our brand is critical to expanding our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide quality, reliable and innovative products, which we may not do successfully. We may introduce new products or services that our customers do not like, which may negatively affect our brand and reputation. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results from operations could be materially adversely affected.

11

Changing consumer preferences may cause interest in the Company’s proposed products to decline.

As a result of changing consumer preferences, many holistic, cannabis or other innovative products attain financial success for a limited period of time. Even if our products find retail success, there can be no assurance that any of our products will continue to see extended financial success. Our success will be dependent upon our ability to develop new and improved product lines. Even if we are successful in introducing new products or developing our current products, a failure to continue to update them with compelling content could cause a decline in our products’ popularity that could reduce our revenues and harm our business, operating results and financial condition. Our failure to introduce new features and product lines and to achieve and sustain market acceptance could result in us being unable to meet consumer preferences and generate revenue which would have a material adverse effect on our profitability and financial results from operations.

The Company is dependent upon the contributions of its key personnel.

Our success and future growth will depend, to a significant degree, on the continued efforts of our directors and officers to develop the business and manage operations and on their ability to attract and retain key technical, scientific, sales and marketing staff or consultants. The loss of any key person or the inability to attract and retain new key persons could have a material adverse effect on our business. Competition for qualified technical, scientific, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future. Our inability to retain and attract the necessary personnel could materially adversely affect our business and financial results from operations.

The Company’s business will be reliant upon third party suppliers, service providers and distributors.

We intend to maintain a full supply chain for the material portions of the production and distribution process of our products. Our suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, on which our operations rely. Loss of our suppliers, service providers or distributors would have a material adverse effect on our business and operational results.

We will initially rely on a single manufacturer, Craft Canning, to co-pack and produce our Infuzed PURE: ph 9+ Alkaline Water, co-pack and produce our Infuzed THIRST Sparkling Water and co-pack and produce our Infuzed ESSENCE Water in an FDA-approved manufacturing facility operating in accordance with the FDA’s current good manufacturing practices (cGMP). Accordingly, we will be highly dependent on the uninterrupted and efficient operation of Craft Canning’s manufacturing facility. Craft Canning may not continue to maintain its FDA certification or continue or be willing or able to produce our products at reasonable prices or at all. If for any reason Craft Canning discontinues production of our products, it would likely result in significant delays in production of our products and interruption of our sales as we seek to establish a relationship and commence production with another manufacturer. We may be unable to make satisfactory production arrangements with another manufacturer on a timely basis or at all. If operations at Craft Canning’s manufacturing plant were to be disrupted as a result of equipment failures, natural disasters, fires, accidents, work stoppages, power outages or other reasons, our business, financial condition and/or results of operations could be materially adversely affected.

In addition, we will be dependent on third parties to obtain certain raw materials, including hemp extract, necessary to develop and produce its products. The raw materials required for the production of our products, including hemp extract, may not be available to us on favorable pricing terms in the future or at all when they are needed. If we are no longer able to obtain raw materials, including hemp extract, from one or more of our suppliers on terms reasonable to us, or at all, our revenues, business, financial condition and operations would be negatively affected. This could also have a significant impact on our capacity to complete certain of our current or projected R&D projects and, accordingly, would negatively affect our projected commercial and financial growth. Any significant increase in the price of raw materials that cannot be passed on to our customers could have a material adverse effect on our results of operations or financial condition. While potential alternative suppliers of raw materials may be identified, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or our ability to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

Part of our strategy is to enter into and maintain arrangements with third parties related to the development, testing, marketing, manufacturing, distribution and commercialization of our products. Our revenues are dependent on the successful efforts of these third parties, including the efforts of our distribution partners. Entering into strategic relationships can be a complex process and the interests of our distribution partners may not be or remain aligned with our interests. Some of our current and future distribution partners may decide to compete with us, refuse or be unable to fulfill or honor their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our distribution partners will market our products successfully or that any such third party collaboration will be on favorable terms.

12

Our profit margins and the timely delivery of our products are dependent upon the ability of our outside suppliers and manufacturers to supply us with products in a timely and cost- efficient manner. Our ability to develop our business and enter new markets and sustain satisfactory levels of sales in each market depends upon the ability of its outside suppliers and manufacturers to produce the ingredients and products and to comply with all applicable regulations. The failure of our primary suppliers or manufacturers to supply ingredients or produce its products could adversely affect our business operations.

The Company will have limited ability to assure that its third party service providers comply with applicable cGMP requirements.

All Infuzed’s manufacturers and suppliers must comply with applicable cGMP, regulations for the manufacture of Infuzed’s products, which are enforced by the FDA through its facilities inspection program. The FDA may conduct inspections of our third-party manufacturers to assure they are in compliance with such regulations. These cGMP requirements include quality control, quality assurance and the maintenance of records and documentation, among other items. Our manufacturers may be unable to comply with these cGMP requirements and with other regulatory requirements. A failure to comply with these requirements may result in fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, warning or untitled letters, import or export bans or restrictions or criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing or sale of Infuzed’s products. If the safety of any products supplied to us is compromised due to a third-party manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to successfully sell its products. We cannot assure you that our third-party manufacturers will continue to reliably supply products to us at the levels of quality, or the quantities, we require, and in compliance with applicable laws and regulations, including cGMP requirements.

Negative publicity or consumer sentiment about our Company or our industry, could severely impact demand for the Company’s products.

We believe our industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of our products and perceptions of regulatory compliance. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the hemp infused beverage market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of hemp-infused products in general, or our products specifically, with illness or other negative effects or events, could have such a material adverse effect. Consumers, vendors, landlords/lessors, industry partners or third-party service providers may incorrectly perceive hemp products as marijuana thereby applying the unfavorable stigma of marijuana to our products. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The Company may be unable to sustain its pricing model.

Significant price fluctuations or shortages in the cost of materials may increase our cost of goods sold and cause its results of operations and financial condition to suffer. If we are unable to secure materials at a reasonable price, we may have to alter or discontinue selling some of our products or attempt to pass along the cost to its customers, any of which could adversely affect our results of operations and financial condition.

Additionally, increasing costs of labor, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labor, freight and energy, they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in its pricing, which could adversely affect our results of operations and financial condition.

13

The Company may be unable to effectively manage future growth.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Rapid growth of our business may significantly strain our management, operations and technical resources. If we are successful in obtaining large orders for its products, we will be required to deliver large volumes of products to our customers on a timely basis and at a reasonable cost. We may not obtain large-scale orders for our products and if we do, we may not be able to satisfy large-scale production requirements on a timely and cost-effective basis. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

There is little, if any, data with which to evaluate the long-term viability or efficacy of the Company’s products.

If the products we sell are not perceived to have the effects intended by the end user, our business may suffer. Many of our products contain innovative ingredients or combinations of ingredients. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry. Moreover, there is little long-term data with respect to efficacy, unknown side effects and/or our products’ interaction with individual animal biochemistry. As a result, our products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

The Company may be unable to protect its intellectual property.

Our success is heavily dependent upon our intellectual property. We rely upon copyrights, trade secrets, unpatented proprietary know-how and continuing technology innovation to protect the products that we consider important to the development of our business. We rely on various methods to protect our proprietary rights, including confidentiality agreements with our consultants, service providers and management that contain terms and conditions prohibiting unauthorized use and disclosure of our confidential information. However, despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or replicate our products. There can be no assurances that the steps taken by us to protect our products will be adequate to prevent misappropriation or independent third party development of our products. It is likely that other companies can duplicate a production process similar to ours. To the extent that any of the above could occur, our revenue could be negatively affected, and in the future, we may have to litigate to enforce our intellectual property rights, which could result in substantial costs and divert our management’s attention and our resources.

Auditors have included an explanatory paragraph regarding conditions which raise substantial doubt about the going concern of the Company.

The financial statements of the Company have been prepared on a going concern basis, however, the Company will need to raise additional capital in the near term to fund its ongoing operations and business activities. The business of cannabis growth involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

Further, as noted by the Company’s auditors on the March 31, 2019 financial statements, the Company has accumulated deficit of $246,557 as of this date and will need to raise capital in order to fund its operations, all of which casts significant doubt about the Company’s ability to continue as a going concern.

Regulatory Risks

The Company is subject to laws which are rapidly evolving and subject to changing interpretations, including the 2018 Farm Bill.

The production of a beverage infused with hemp, as “hemp” is defined in the 2018 Farm Bill, is contingent on the FDA and state laws, regulations, and guidance. While the 2018 Farm Bill removed hemp from Schedule I of the Controlled Substances Act, the law did not change the FDA’s authority with respect to food or drugs. FDA has evaluated Generally Recognized as Safe, or GRAS, notices for three hemp seed-derived food ingredients and determined that the agency has no questions that those ingredients are GRAS under their intended conditions of use. We intend to comply in full with all federal, state, and local laws, rules and regulations as we develop and produce our product lines. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

Our advertising is subject to regulation by the United States Federal Trade Commission (“FTC”) under the Federal Trade Commission Act. In recent years, the FTC has initiated numerous investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which could materially impact our business. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by us. Private litigations may also seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by us. Any actions against us by governmental authorities or private litigants could have a material adverse effect on our business, financial condition and results of operations.

14

Laws and regulations governing the use of hemp in food and beverages in the United States are broad in scope, subject to evolving interpretations and subject to enforcement by various regulatory agencies and law enforcement entities. Under the 2018 Farm Bill, a state or Indian tribe that desires to have primary regulatory authority over the production of hemp in the state or territory of the Indian tribe must submit a plan to monitor and regulate hemp production to the Secretary of the United States Department of Agriculture or USDA. The Secretary must then approve the state or tribal plan after determining if the plan complies with the requirements set forth in the 2018 Farm Bill. The Secretary may also audit the state or Indian tribe’s compliance with the federally-approved plan. If the Secretary does not approve the state or Indian tribe’s plan, then the production of hemp in that state or territory of that Indian tribe will be subject to a plan established by USDA. USDA has not yet established such a plan. We anticipate that many states will seek to have primary regulatory authority over the production of hemp. States that seek such authority may create new laws and regulations that permit the use of hemp in food and beverages.

Federal and state laws and regulations on hemp may address production, monitoring, manufacturing, distribution and laboratory testing to ensure that hemp has a THC concentration of not more than 0.3% on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products, as the 2018 Farm Bill prohibits states and Indian tribes from prohibiting the transportation or shipment of hemp or hemp products produced in accordance with that law through the state or territory of the Indian tribe, as applicable. Because we intend to sell our products across the United States and because we hope to eventually rely on a nationwide broker-distributor-retailer network whereby brokers will represent our products to distributors and retailers in turn will sell our product to consumers in various states, we may be subject to many different state-based regulatory regimes for hemp, all of which could require us to incur substantial costs associated with compliance requirements. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations, as well as adverse publicity and potential harm to our reputation. We and our suppliers and vendors must also take significant enterprise risk management steps to ensure that there is no commingling of hemp and marijuana, as “marijuana” remains subject to the CSA and related regulations.

Furthermore, if we decide to produce, market and sell beverages infused with hemp outside of the United States, we will be subject to applicable laws and regulations in those non-U.S. jurisdictions, which would require us to expend significant costs associated with compliance.

In addition, it is possible that additional regulations may be enacted in the future in the United States and globally that will be directly applicable to our proposed product offerings. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Our position is that our activities fall within the relief from federal interference provided by the 2018 Farm Bill. A successful challenge to such position by an enforcement agency or other state or federal authority could have a material adverse effect on us, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations or asset seizures and the denial of regulatory applications.

The Company’s products are subject to regulation by the FDA.

The FDA has broad authority over the regulation of our products. The FDA could, among other things, force us to remove our products from the United States market, levy fines or change their regulations on advertising. Any adverse action by the FDA could have a material adverse impact on our business.

The Company may be unable to obtain or maintain certain required permits, licenses or governmental approvals.

Infuzed may be required to obtain and maintain certain permits, licenses and approvals in the jurisdictions where its products are sold. There can be no assurance that Infuzed will be able to obtain or maintain any necessary licenses, permits or approvals. Moreover, Infuzed and/or third-party suppliers of hemp extract or hemp-infused products could be required to obtain a CSA permit, which would likely not be a feasible option for retail products. Any material delay or inability to receive these items is likely to delay and/or inhibit Infuzed’s ability to conduct its business, and would have an adverse effect on its business, financial condition and results of operations.

The Company may be required to comply with labeling or warning requirements that could adversely affect demand for the Company’s products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the availability of our products relating to the content or perceived adverse health consequences of our products. Federal laws may preempt some or all of these attempts by state or localities to impose additional labeling or warning requirements. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of our products. Moreover, if we fail to meet compliance deadlines for any such new requirements, our products may be deemed misbranded or mislabeled and could be subject to enforcement action, or we could be exposed to private lawsuits alleging misleading labels or product promotion.

15

Any international operations of the Company will be subject to the applicable local laws and regulations.

We intend to expand internationally. As a result, we will become further subject to the laws and regulations of (as well as international treaties among) the foreign jurisdictions in which we operate or import or export products or materials. In addition, we may avail ourselves of proposed legislative changes in certain jurisdictions to expand our product portfolio, which expansion may include business and regulatory compliance risks as yet undetermined. Our failure to comply with the current or evolving regulatory framework in any jurisdiction could have a material adverse effect on our business, financial condition and results of operations. If our sales or operations were found to be in violation of such international regulations, we may be subject to enforcement actions in such jurisdictions including, but not limited to civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations or asset seizures and the denial of regulatory applications.

The Company may be unable to open or maintain a bank account.

It is possible that banks may refuse to open bank accounts for the deposit of funds from our business, as our products are involved with the hemp industry. The inability to open bank accounts with certain institutions could materially and adversely affect our business.

Future changes in laws and regulations can not be predicted and could have a material adverse effect on the Company’s business.

Changes to laws and regulations could have a significant impact on our ability to market and sell our products. If legislation changes, such action could have a materially adverse effect on: (a) our ability to obtain lawfully sourced raw materials; and (b) the manufacturing, marketing, distribution and sale of our products in one or multiple jurisdictions, up to and including a complete interruption of our business. We cannot predict the nature of any future regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

16

DILUTION

As at September 30, 2019, an aggregate of 34,110,403 of our Common Shares are issued and outstanding. In addition, there are 2,000,000 of our Common Shares reserved for issuance to our consultant; the 2,000,000 Common Shares will be issuable upon exercise of outstanding options at CAD$0.30 per share. There are 5,025,000 Common Shares reserved for issuance to warrant holders whose warrants can be exercised to purchase our Common Shares at CAD$0.10 per share, 90,200 Common Shares reserved for issuance to warrant holders whose warrants can be exercised to purchase our Common Shares at CAD$0.50 per share, and 565,000 Common Shares reserved for issuance to warrant holders whose warrants can be exercised to purchase our Common Shares at CAD$0.75 per share. Future awards could be issued at per share prices above or below the Offering Price.

If you purchase the Units in this Offering, your ownership interest in our Common Shares will be diluted immediately, to the extent of the difference between the price to the public charged for each Unit in this Offering and the net tangible book value per share of our Common Shares after this Offering.

Our net tangible book value as of September 30, 2019 was $537,224 or $0.02 per share based on 34,110,403 outstanding Common Shares as at September 30, 2019. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares outstanding, all as of the date specified.

If the Maximum Offering, at an offering price of $0.40 per Unit and $0.60 per Warrant Share, is sold in this Offering, after deducting approximately $970,000 in offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2019 would be approximately $27,967,224 or $0.27 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.25 per share to our existing shareholders at the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately $0.13 per share to new investors purchasing Common Shares in this Offering at a price of $0.40 per share.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this offering (after our estimated offering expenses of $970,000):

Funding Level	$28,400,000	$21,300,000	$14,200,000	$7,100,000
Offering Price per Unit	$0.40	$0.40	$0.40	$0.40
Pro forma net tangible book value per Common Share before the Offering	$0.02	$0.02	$0.02	$0.02
Increase per common share attributable to investors in this Offering	$0.25	$0.23	$0.19	$0.12
Pro forma net tangible book value per Common Share after the Offering	$0.27	$0.24	$0.20	$0.14
Dilution to investors after the Offering(1)	$0.13	$0.16	$0.20	$0.26

(1) Does not include any exercise of outstanding options, warrants, and performance share units.

The following tables set forth, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this offering the total number of shares previously sold to existing shareholders as of September 30, 2019, the total consideration paid for the foregoing and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $0.04 per share paid by our existing shareholders and $0.40 per Unit paid by investors in this Offering. The tables below do not include the effect of conversion and does not include any exercise of outstanding options, warrants, or performance share units.

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 100% of Units Sold:
Existing Shareholders	34,110,403	32%	$1,080,095	4%
New Investors	71,000,000	68%	$28,400,000	96%
Total	105,110,403	100%	$29,480,095	100%

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	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 75% of Units Sold:
Existing Shareholders	34,110,403	39%	$1,080,095	5%
New Investors	53,250,000	61%	$21,300,000	95%
Total	87,360,403	100%	$22,380,095	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 50% of Units Sold:
Existing Shareholders	34,110,403	49%	$1,080,095	7%
New Investors	35,500,000	51%	$14,200,000	93%
Total	69,610,403	100%	$15,280,095	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 25% of Units Sold:
Existing Shareholders	34,110,403	66%	$1,080,095	13%
New Investors	17,750,000	34%	$7,100,000	87%
Total	51,860,403	100%	$8,180,095	100%

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, by the management of the Company on a “best-efforts” basis directly to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a “rolling basis.” This means we are entitled to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, research and development expenses, offering expenses (which include legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Units), commissions, working capital, reimbursements, general corporate purposes including acquisitions, and other uses as more specifically set forth in the “Use of Proceeds” starting on page 20.

Our Offering will expire on the first to occur of (a) the sale of all 71,000,000 Units offered hereby, (b) April, 15 2022 or (c) when our Board elects to terminate the Offering.

There is no arrangement to address the possible effect of the offering on the price of our Common Share.

We reserve the right to offer the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares through broker-dealers who are registered with FINRA. The Company has engaged Dalmore, a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA, to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey, in connection with this Offering. Dalmore’s services include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information. As compensation for these services, the Company has agreed to pay Dalmore a one-time setup fee in the amount of $55,000, plus a 2.5% commission on the aggregate amount raised by the Company in this Offering in the specified states, as described in the Broker-Dealer Agreement between the Company and Dalmore.

Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officers or directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

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USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of our 71,000,000 Units and from the exercise in full of our Warrants for the purchase of 35,500,000 Warrant Shares is $49,700,000. The net proceeds from the total Maximum Offering including the sale of our Units and the exercise in full of our Warrants for the underlying Warrant Shares are expected to be approximately $48,730,000, after the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering). Our estimated offering costs of $970,000 include a deduction of 2.5% of the total gross proceeds for commissions payable to Dalmore on all the Units being offered. We note that this is a conservative estimate, as the 2.5% commission will only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions). The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. We expect from time to time to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. The following table represents management’s best estimate of the uses of the net proceeds (including for potential acquisitions, including without limitation, real estate which may or may not be for a product facility, for a product facility, product line diversification and other general corporate purposes) received from the sale of the Units and exercise in full of the Warrants for Warrant Shares, assuming the sale of, respectively, 100%, 75%, 50% and 25% of Units and Warrant Shares underlying the Warrants offered for sale in this Offering.

Percentage of Offering Sold

	100%	75%	50%	25%
Manufacturing and Distribution	$500,000	$500,000	$400,000	$300,000
Research and development	$100,000	$100,000	$75,000	$50,000
Marketing & Promotional Activities	$5,350,000	$5,300,000	$2,200,000	$1,100,000
General & Administrative	$1,660,000	$1,460,000	$1,210,000	$1,000,000
Recruitment & Implementation of Sales Force	$350,000	$350,000	$250,000	$150,000
General corporate purposes, including acquisitions	$40,770,000	$28,772,500	$20,100,000	$9,387,500

TOTAL	$48,730,000	$36,482,500	$24,235,000	$11,987,500

The Company intends to use a portion of the proceeds raised in this Offering, to fund the compensation payable to its Named Executive Officers as described under “Executive Compensation” below. The Company does not currently pay its directors cash compensation and does not expect to compensate them with the proceeds of the Offering.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

Although our business does not presently generate significant cash, we believe that if we raise the Maximum Amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we may need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we intend to use the net proceeds from the Offering to establish and expand our operations (including potential acquisitions none of which have been identified currently), for contract manufacturing and inventory production, research and development, marketing and promotional activities and for working capital and general corporate purposes.

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OUR BUSINESS

Infuzed produces a line of beverages infused with natural flavours and hemp extract and markets and distributes such products across the United States. We are targeting individuals interested in health and wellness with delicious products that contain natural flavors, no sugar and no calories. We currently sell our products in over 40 retail locations and through our e-commerce platform and hope to soon have our products available in additional brick and mortar retail locations and on Amazon.com.

Our initial product line includes four principal products (the “Infuzed Product Line”), one of which has been produced and three of which we hope to begin producing by Q3 and Q4 of 2020 and Q1 of 2021:

Infuzed THIRST Sparkling Water (“Infuzed THIRST”) – our refreshing zero-calorie, zero-sugar, lightly-flavoured hemp- infused sparkling water, which comes in five flavours. We intend to market Infuzed THIRST to all people interested in health and wellness. We have begun sales of this product and we plan on rolling out our marketing program for the product in January 2020.

Flavours	Format	Featured Ingredients	Sugar Content
Mango Peach Berry Grapefruit Lemon Lime	12 fl oz Can	10 mg Hemp Extract	Zero Sugar

Infuzed ESSENCE Water (“Infuzed ESSENCE”) –

our naturally- flavoured, zero-calorie, hemp-infused water, which comes in five flavours. Infuzed ESSENCE was designed as a flavourful hemp- infused alternative to water and will be marketed to men and women of all ages. Our initial product run of Infuzed ESSENCE will be manufactured in Q3 of 2020 and we plan on rolling out our marketing program for the product in Q3 and Q4 of 2020.

Flavours	Format	Featured Ingredients	Sugar Content
Lemon Lime Cucumber Mint Rose Melon Cran-Raspberry Acai Pomegranate Blueberry	16.9 fl oz Carton	10 mg Hemp Extract	Zero Sugar

Infuzed PURE: ph 9+ Alkaline Water (“Infuzed PURE”) – our hemp-infused alkaline water, also infused with electrolytes and antioxidants. At its base, a bottled water with an alkaline pH, Infuzed PURE has been designed to aid with hydration and recovery and will be marketed to health-conscious, active men and women of all ages. We have formulated Infuzed PURE and, depending on the success of our initial sales campaign for Infuzed THIRST, hope to begin production, marketing and distribution of Infuzed PURE in Q4 2020.

Format	Featured Ingredients	Sugar Content
16.9 fl oz Carton	10 mg Hemp Extract Electrolytes Antioxidants Magnesium Calcium Minerals	Zero Sugar

Infuzed VITALITY Single-Serve Sachets (“Infuzed VITALITY”) – our powdered drink mix made with vitamins, real coconuts and 10 mg of hemp extract. We are formulating Infuzed VITALITY and, depending on the success of our initial sales campaign for our other products, hope to begin production, marketing and distribution of Infuzed VITALITY in Q1 of 2021. The below ingredients and format are indicative and presented only as at the date of this Offering Circular.

Flavours	Format	Featured Ingredients	Sugar Content
Coconut	20 g Single Serve Sachets / 12 Serving Boxes (240 g)	10 mg Hemp Extract Biotin Potassium Magnesium Calcium Amino Acids Cytokinins Antioxidants	Zero Sugar

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Our Focus on Hemp

With global hemp sales expected to reach $5.7 billion3 by 2020, representing a three-year compound annual growth rate of 17.5% from $3.7 billion in 2018, we expect the hemp market to see extensive growth on both the supply and demand sides over the next few years. Likewise, New Frontier Data forecasts that the market for hemp derived extracts will reach $642 million by 20224 and Brightfield Group forecasts that the hemp derived extract market will reach approximately $1.3 billion annually by 2022.5

Between 2017 and 2018, global hemp sales increased by 15%, fueled by the product’s growing acceptance within the mainstream media at large as a “superfood”.6 Hemp is also successfully distancing itself from marijuana in the public eye as marijuana’s non-psychoactive cousin.7 Hemp is being studied as a treatment for pain and inflammation and as an option for managing anxiety and insomnia.8 All of this is to say that we consider the hemp-infused beverage space to be a largely untapped market with significant potential.

We are actively monitoring the recreational marijuana regulatory environment in the United States and hope to also eventually produce beverages infused with marijuana or marijuana derivatives, edibles and other related products (collectively, “Marijuana Products”) once it is legal to do so. In this regard, we will only begin to test such products once it is legal to do so and with companies that are appropriately licensed for that purpose. As of the date of this Offering Circular, the production and sale of Marijuana Products is not permitted in the United States and there is no assurance that laws and regulations relating to such products will change.

Until we commence development or production on Marijuana Products, we intend to use our working capital, including the net proceeds from the Offering, towards our business, as currently carried on and in compliance with applicable laws. See “Regulatory Matters” for a summary of the regulatory framework applicable to the production and sale of the Infuzed Product Line, being our business as currently carried on.

Distribution

Our Infuzed THIRST products are currently available for sale through our e-commerce platform at infuzedbrands.com and at over 100 retail locations in California, Texas, Georgia, Arkansas, and New York. As we increase production of those products and introduce Infuzed PURE, Infuzed ESSENCE and Infuzed VITALITY into our sales offerings, we intend to broaden our distribution footprint by:

•	placing our products in additional retail and wholesale “brick and mortar” stores, including through major retail grocery chains;
•	selling through Amazon.com (potentially by engaging an Amazon optimizer);
•	placing our products in luxury and boutique hotels; and
•	shifting production over to manufacturers with already established distribution networks.

Our strategy to date has been to launch our Infuzed THIRST products through direct-to-consumer channels and build up brand recognition with consumers prior to entering the retail and wholesale markets. Through our research, we have discovered that a large number of retailers, including CVS, Walgreens and Rite Aid, have established dedicated product categories within the hemp extract market for both cosmetics and consumable goods and are interested in the types of products we are making.

_____________

3 The Global State of Hemp: 2019 Industry Outlook. New Frontier Data.

4 New Frontier Data. (2018). The CBD Report: 2018 Industry Outlook. Washington, DC: New Frontier Data, Inc.

5 Brightfield Group. (2018). CBD Consumer Insights. Chicago, IL: Brightfield Group, LLC.

6 Supra Note 1.

7 What Do U.S. Consumers Think About CBD-infused Products? http://www.aaaa.org/u-s-consumers-think- about-cbd-infused-products/.

8 Current Status and Prospects for Cannabidiol Preparations as New Therapeutic Agents. Fasinu PS, Phillips S, ElSohly MA, Walker LA.

Pharmacotherapy. 2016 Jul;36(7):781-96. doi: 10.1002/phar.1780

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In this regard, we have recently entered into sales and distribution agreements with three agents, which provide for exclusive distribution of our products in various brick and mortar stores, and we anticipate entering the retail and wholesale markets soon. Pursuant to such agreements, our distribution partners will be marketing our products to the following retail stores, among others: : (i) Aldi USA; (ii) Costco USA; (iii) Walmart USA; (iv) Rite Aid; (v) CVS; (vi) Walgreens; (vii) Kroger; (viii) Albertson’s; (ix) Sam’s Club; and (x) Whole Foods.

Current Agreements

We have secured a number of agreements with manufacturers, suppliers, distributors and researchers to develop, produce and distribute the Infuzed Product Line, including with:

•	Sovereign Flavors, Inc. (“Sovereign Flavors”), a premier beverage flavor formulator, to develop the flavouring formulations, and supply the natural flavorings, for all our products;
•	the RB Dwyer Company (“RB Dwyer”), a cost-effective provider of shrinkwrapped cans, to manufacture the cans for Infuzed THIRST;
•

the Craft Canning Facility (“Craft Canning”), based in Portland, Oregon, to (i) copack and produce Infuzed PURE, once we decide to begin production, (ii) co-pack and produce Infuzed THIRST and (iii) co-pack and produce Infuzed ESSENCE;

•

Fremont Health and Wellness (“Sorce”), a leading manufacturer of hemp extracts, for the supply of all the hemp extracts used in our products. Sorce hemp extracts are considered to be among the most effective and bio-available hemp extracts available;

•	Lone Oak Sales Group (“Lone Oak”), a leading sales agency based in Houston Texas to generate retail and wholesale sales;
•	Hypoint3 Sales Agency (“Hypoint3”) , a leading sales agency based in Toronto, Canada to generate retail and wholesale sales;
•	Flexe, Inc. (“Flexe”), for warehousing of our products in Reno, Nevada, fulfillment of online orders and retail distribution; and
•	Graphic Packaging International Inc. (“Graphic Packaging”), for the production of the boxes that encase our 6-packs of Infuzed ESSENCE.

Stated Business Objectives

As of the date of this Offering Circular, we have completed the initial production runs for five SKUs, based on our intial “hero product”, Infuzed THIRST, and our principal efforts are currently focused on driving sales and distribution of such products.

We have formulated Infuzed ESSENCE and, depending on the success of our initial sales campaign for Infuzed THIRST, hope to begin production, marketing and distribution of Infuzed ESSENCE in May 2020. Likewise, we are formulating Infuzed PURE and Infuzed VITALITY and, depending on the success of the initial sales campaigns for our other products, hope to begin production, marketing and distribution of Infuzed VITALITY in Q1 of 2021.

In terms of marketing, the following campaigns have been initiated and will be rolling out as follows:

•	our public relations, digital marketing and street sampling campaigns launched in December 2019;

•	our influencer marketing campaign launched in December 2019; and

•	our celebrity endorsement campaign is set to launch in May 2020.

As we grow and increase production, we hope to achieve economies of scale with larger order runs, including for our Infuzed THIRST products on their second production runs. We hope to complete a third production run of Infuzed THIRST in Q2 of 2020 and, on such production runs, hope to use printed cans instead of shrink-wrapped cans (for Infuzed THIRST only).

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Current Product Development

Infuzed PURE has been formulated and its packaging and label design has been approved. We have also secured production for Infuzed PURE. Once sales of Infuzed ESSENCE and Infuzed THIRST are well underway and we have built an audience for our products through our initial marketing programs for such products, we intend to begin production of Infuzed PURE.

We are working on formulations for Infuzed VITALITY, our single-serve sachet offering, and depending on the success of the initial sales campaigns for our other products, hope to begin production, marketing and distribution of Infuzed VITALITY in Q1 of 2021. We are also working to secure a reliable source of the coconuts that will be a major ingredient for our Infuzed VITALITY line.

Marketing Plan

The objective of our marketing and communications strategy is to target specific market segments, create brand awareness, establish brand position, stimulate purchases and encourage repeat sales. Our first main marketing campaign, being our influencer campaign, launched in December 2019.

Digital Marketing and Influencer Campaign

The majority of our marketing budget has been allocated to digital marketing, through banner ads, retargeting campaigns and social media. We also intend to partner with brands and publications that are relevant to our products and business. As we plan to target a “tech savvy” audience, we have begun building a strong fan base for the brand by focusing on social media channels, including Facebook and Instagram (@InfuzedBrands). We also used outdoor billboards and operate a number of in-store point-of-sale displays in Q4 2019.

Through our social media strategy and celebrity alliances, we hope to secure a branding stronghold and first mover advantage in this space. We have engaged Inside warehouse Co, operating as Unboxed, a digital marketing agency with a specific focus on our target audience, to manage our initial eight-month social media campaign for a contract price of $100,000. This campaign launched in August 2019. At the campaign’s core is Unboxed’s engagement of more than 120 influencers, each with between 5,000 and 25,000 followers, who support and endorse our products through Instagram posts and stories and on Amazon.com, increasing the exposure and traction of our social media sites. By partnering with influencers with targeted audiences and lifestyles, we are positioning ourselves to reach a broad range of consumers through our influencers’ networks and blogs, as they build relationships with our products and effectively lead to word of mouth and sales. We hope that our social, celebrity and influencer strategy will encourage strong product reviews, generate content for editorials and create positive dialogue leading up to and following our launch.

Public Relations and Street Sampling Campaigns

Our public relations efforts will focus on partnering with publications and events to generate discussion and editorial for our Company. Jigme Love will attend speaking engagements and interviews to introduce the launch of our Infuzed THIRST and also discuss the role of women in the emerging hemp industry, both as consumers and business leaders. We launched this public relations campaign in January 2020. As a result, our presence on social media has increased significantly to almost 100,000 followers.

Our street sampling campaign will identify key lifestyle, sporting, retail and trade events. Selected brand ambassadors and promotional staff will acquaint consumers with tastings of our beverages along with information on where and how to purchase. Product exposure, brand awareness and customer touchpoints will be the main drivers to encourage immediate purchase. We also plan to gift product to public relations firms, music labels and influencers in an effort to generate trial and noteworthy awareness of our beverages and company as a whole. We hope to launch our street sampling campaign in summer of 2020.

We hope that positive testimonials and reviews will be our primary driver of sales.

Celebrity Endorsement Campaign

We are actively working to secure a celebrity partnership with a leading figure in popular culture, sports or music who appreciates our products and lives a healthy and wellness-oriented lifestyle. Our celebrity partner will endorse our brand and products and provide people with a direct connection to our brand. We hope to launch our celebrity campaign in summer 2020.

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e-Commerce Platform

We currently market and sell Infuzed THIRST directly to consumers via our e-commerce platform and through our online lifestyle community. The basic building blocks of this sales and marketing platform include a lifestyle and product-focused content creation program and repository, content distribution, community management and engagement, localization, customer relationship, analytics, product management and integration with third parties, including our logistics providers. Our website includes descriptions of our products and the ability to order online for shipping directly to consumers in the United States. Our site allows for various display formats and presents sharable content tied to social media channels to help build our community of followers, customers and advocates. In addition to content generated by our social media, public relations and celebrity endorsement campaigns, we hope to also incorporate the following into our e-commerce marketing platform:

•	a loyalty and referral program aimed at rewarding existing customers with offers, discounts and early access to emerging products (intended launch in Q1 2020);
•	a customer relationship management (CRM) system to track and convert prospects into loyal clients (intended launch in Q1 2020);
•	a micro-influencer campaign to build social proof and consensus among consumers who use our products (intended launch in Q1 2020, as part of our influencer campaign);
•

through a combination of paid and organic reach, we hope to adopt user-generated content to drive engagement and drive content to those who have engaged building audience growth (intended launch in Q1 2020);

•	a seasonal content strategy, through which we will introduce seasonal products and content highlights (intended launch in Q1 2020); and
•	in-store merchandising and promotions, experiential marketing, events, sponsorships and direct-to-consumer sampling strategies (intended launch in Q1 2020).

Brand Visuals

Our marketing and visual communications are a key component of our branding and ensure that our products stand out amongst those of our competitors.

We have carried out a number of photoshoots, which have generated photographs such as the photograph used on our home page banner, and we look forward to expanding our library to further our own unique and brand specific image. We hope that our proprietary images and strategic marketing programs will help us create a modern, personalized and customer-centric brand that provides customers with a desire to learn more about us and our products and hemp-infused products as a whole.

Target Audience

We are targeting millennials, urban professionals and individuals generally interested in health and wellness. With disposable incomes and a greater focus on health and wellness, such individuals are often more up to date on the latest trends and are more willing to pay for quality food and beverage products than the general population. We hope to gain a stronghold within this audience by (i) publishing relevant and engaging content and creating a brand presence at events and experiences frequented by our target audience, (ii) partnering with select social media influencers to engage our target audience, (iii) engaging a celebrity partner who is respected by our target audience and (iv) targeting our online advertising on relevant platforms. See “Marketing Plan”. We have also engaged Unboxed, a digital marketing agency, to manage our social media campaign with a specific focus on our target audience.

Packaging

Our thoughtful packaging is inspired by current and emerging industry trends and we have built a strong packaging sourcing network through our partners RB Dwyer, Craft Canning and Graphic Packaging. Our unique packaging is modern, high-quality, protective, transportable and visually impactful.

Raw Materials

The high-quality, natural ingredients used in the Infuzed Product Line are as follows:

•

Our products use a hemp extract produced by Sorce, a leading manufacturer of hemp extract. Sorce’s hemp is organically grown in Colorado and their hemp extract is triple tested for potency and produced pursuant to good manufacturing practices (cGMP) in food safe facilities. Sorce’s hemp extract costs the Company $0.15 per unit (10 mg). Sorce is our exclusive hemp extract supplier.

•

Sovereign Flavors, a TÜV NORD CERT-certified firm of flavor chemists, beverage technologists and food scientists, has developed our product formulations and provides us with our natural flavor ingredients. On a per unit basis, the flavoring ingredients used in our products cost $0.03 per unit.

•

The water used in our products is provided by Craft Canning, derived from the Troutdale gravel aquifer and processed through a reverse osmosis filtration system using sediment and carbon filters prior to product blending and batching.

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The ingredients used in our products are readily available and we do not currently have, nor do we anticipate having in the near to medium term, any shortage of available supply.

Competition

Our principal competitors in the United States include Sprig Soda, Aurora Elixirs, Recess and Dram Apothecary. These companies price their products at a premium, averaging $6-8 per single serving. We intend to price our products approximately 25% below the premium range, making them more accessible to all audiences. In addition to the above competitors, a number of Canadian public companies have enter the hemp-infused beverages space, including Phivida Holdings Inc., which offers premium beverages and products infused with active hemp extract under its “Oki” brand.

Out of the foregoing brands, although a number of them have already launched products, there are few that have achieved significant traction or brand equity. Accordingly, we hope that our launch in November 2019 has secured us a first mover advantage and will allow us to corner a large piece of the hemp-infused beverages space. We also believe that our competitive pricing, high-quality, effective natural ingredients and wide-reaching marketing campaign will position us to succeed in this space. Notwithstanding, while we intend to compete and succeed in the hemp-infused beverage space, there is no assurance that we will be able to do so. Increased competition may force us to reduce our prices or may result in increased costs for our inputs. Please see “Risk Factors – Competition”.

Specialized Skill and Knowledge

The nature of our business requires specialized knowledge and technical skill around the holistic living industry, product formulation, quality assurance, ingredient sourcing and licensing and distributing products across multiple jurisdictions. While our core corporate team is lean and focused on management, finance and marketing, we rely on third-party consultants to formulate, produce, sell and ship our products.

Regulatory Matters

Hemp is an agricultural commodity cultivated for use in the production of a wide range of products globally. Among others, hemp is used in the agriculture, textile, recycling, automotive, furniture, food and beverage, paper, construction materials and personal care industries. We sell products infused with hemp extract.

In the U.S., hemp products are generally regulated by the Agriculture Improvement Act of 2018 (United States) (the “2018 Farm Bill”). Consequently, Infuzed processes, develops, manufactures and sells its products pursuant to the 2018 Farm Bill. All products produced and sold by Infuzed constitute hemp under the 2018 Farm Bill. If sold internationally, Infuzed’s products will be sold in accordance with the laws of the importing and exporting jurisdiction.

The 2018 Farm Bill

On December 20, 2018, President Trump signed the 2018 Farm Bill, and its enactment was immediate.9 The 2018 Farm Bill’s impact on the hemp industry was monumental:

•	Hemp was removed from the Controlled Substances Act (United States) (the “CSA”) under the 2018 Farm Bill. It is deemed an agricultural commodity, no longer classified as a controlled substance.
•	By redefining hemp to include its “extracts, cannabinoids and derivatives,” Congress explicitly removed popular hemp products from the purview of the CSA.
•	Hemp farmers now may access needed crop insurance and can fully participate in United States Department of Agriculture (“USDA”) programs for certification and competitive grants.
•	State governments may impose separate restrictions or requirements on hemp growth and the sale of hemp products – however, they cannot interfere with the interstate transport of hemp or hemp products.
•	The FDA continues to exercise jurisdiction over the regulation of ingestible and topical hemp products.

_____________

9 The Farm Bill can be found in its entirety at http://docs.house.gov/billsthisweek/20181210/CRPT- 115hrpt1072.pdf.

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FDA Regulation

The 2018 Farm Bill did not change the FDA’s authority with respect to food or drugs. The FDA retains its authority to regulate ingestible and topical products, including those that contain hemp and hemp extracts. As a producer and marketer of hemp-derived products, the Company must comply with the FDA regulations applicable to manufacturing and marketing dietary supplements. Further, the 2018 Farm Bill does not amend provisions of the Food, Drug, and Cosmetic Act (United States) (the “FDCA”). While the FDA has not prohibited the sale of hemp extract-infused products or ordered a recall of any hemp extract-infused products, it has taken action against certain such products by issuing warning letters to certain online retailers making impermissible medical claims.

On December 20, 2018, the FDA also issued a statement that the agency has no questions about the conclusion that hulled hemp seed (GRN765), hemp seed protein powder (GRN771) and hemp seed oil (GRN778) are generally recognized as safe (“GRAS”) under their intended conditions of use. While the GRAS evaluation was made at the request of a specific company, Fresh Hemp Foods Ltd., the GRAS conclusions can apply to ingredients from other companies, if they are manufactured in a way that is consistent with the notices and they meet the listed specifications. Some of the intended uses for these ingredients include adding them as a source of protein, carbohydrates, oil, and other nutrients to beverages (juices, smoothies, protein drinks, plant-based alternatives to dairy products), soups, dips, spreads, sauces, dressings, plant-based alternatives to meat products, desserts, baked goods, cereals, snacks and nutrition bars.

Ability to Access Public and Private Capital and Banking Services

Infuzed has a bank account with a Schedule 1 bank in Canada. Infuzed also currently has a payment processing agreement in place providing for online/credit card payments in connection with its e-commerce sales. Infuzed has historically, and continues to have, access to equity and debt financing from the prospectus exempt (private placement) markets in Canada. Infuzed’s executive team and Board of Directors (the “Board”) also have relationships with sources of private capital which Infuzed could investigate. Infuzed anticipates that funding sources may be available pursuant to private and public offerings of equity and/or debt and bank lending. However, if equity and/or debt financing is not available in the public capital markets in Canada, then Infuzed plans to raise equity and/or debt financing privately or internationally. Although there has been an increase in the amount of financing available to companies in the hemp industry over the last several years, there is neither a broad nor deep pool of institutional capital that is available to hemp industry participants. There can be no assurance that additional financing, if raised privately or publicly, will be available to Infuzed when needed or on terms which are acceptable. Infuzed’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors”.

Infuzed’s Regulatory Compliance Activities

Infuzed’s senior management team regularly monitors the development of applicable U.S. laws to ensure it is operating in compliance with all applicable laws and regulations. These compliance-related activities include:

•	ensuring all raw materials are sourced in compliance with the 2018 Farm Bill and other applicable laws and regulations;
•	evaluating supply chain partners for quality standards;
•	setting and maintaining quality standards through raw material specifications; and
•	engaging qualified quality assurance personnel.

Employees

Infuzed has three full-time staff, who are engaged as consultants and based out of Vancouver, British Columbia. The Company has two fill-time staff engaged as consultants and based out of Los Angeles, California.

United States Operations

The Company, through its wholly-owned subsidiaries, Infuzed California, and Infuzed Nevada, currently conducts business in the States of California and Washington in the United States. We distribute our current products throughout the United States, with a strong initial focus on marketing to the States of Washington, Oregon, California, and Nevada.

Intellectual Property Protection

Protection of our intellectual property is paramount to the success of our business. We have taken the following measures to protect our intellectual property:

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Patents and Trademarks

We have filed the following trademark applications:

Trademark	Country	Application Number	Date	Status
INFUZED	United States	88315371	February 25, 2019	Pending
INFUZED	Canada	1948431	February 26, 2019	Pending
ESSENCE WATER	United States	88449349	May 28, 2019	Pending
ESSENCE WATER	Canada	1965376	May 28, 2019	Pending
NATURALLY ESSENCED	United States	88449310	May 28, 2019	Pending
NATURALLY ESSENCED	Canada	1965377	May 28, 2019	Pending
DRINK TO YOUR WELL-BEING	United States	88464614	June 7, 2019	Pending
DRINK TO YOUR WELL-BEING	Canada	1968092	June 10, 2019	Pending

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DESCRIPTION OF PROPERTY

Currently, Infuzed does not maintain a full time physical office location for its core staff. As a startup company, all officers are working remotely in order to save costs. We have engaged our corporate secretary as our registered office in Vancouver BC. Under this agreement, our corporate secretary receives all registered mail, provides a central point of contact and is able to sign off on deliveries. Infuzed Brands’ US subsidiary maintains a registered office in Seattle, WA. The Seattle office receives all registered mail, has a receptionist and directs inquiries and requests to the appropriate member of the Infuzed team.

In addition, to our registered offices, Infuzed warehouses our inventory in Reno, Nevada with ITS Logistics. ITS Logistics Inc. provides us with our warehousing solution, while Flexe Inc., a national third party logistics firm electronically processes and manages all orders and shipments in conjunction with ITS.

As the company grows and raises sufficient funds, Infuzed plans to secure its own dedicated corporate office for senior management. In addition, the Company plans to establish regional sales offices in New York, Los Angeles and Miami as demand for our product increases. Lastly, with sufficient capital, the Company intends to acquire its own warehouse and internally manage all logistics and shipping matters.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s Management’s Discussion and Analysis provides an analysis of the Company’s financial results for the financial periods commencing January 4, 2019 and ended September 30, 2019 and should be read in conjunction with the financial statements of the Company for such periods, and the notes thereto.

The following Management’s Discussion and Analysis (“MD&A”) is prepared as at February 27, 2020 in accordance with National Instrument 51-102F1, and should be read together with the unaudited consolidated condensed interim financial statements for the six months ended September 30, 2019 and the audited consolidated financial statements for the period from January 4, 2019 (date of incorporation) to March 31, 2019 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. The Company has elected to not delay compliance with any new or revised financial accounting standard. The Company’s fiscal year end is March 31. Additional information regarding the Company will be available through the SEDAR website at www.sedar.com.

Certain information included in this MD&A may constitute forward-looking statements. Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of February 3, 2020, and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws. Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the assumptions underlying such information or statements will not prove to be accurate.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, as a result of numerous risks, uncertainties and other factors such as those described above and in “Risks and Uncertainties” below.

The Company’s Business

Infuzed Brands Inc. (“we”, the “Company” or “Infuzed”) was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on January 4, 2019. The Company is an emerging beverage company. The head office, address and records office of the Company are located at Suite 1000 – 409 Granville Street, Vancouver, BC, Canada, V6C 1T2.

The Company has two wholly-owned subsidiaries:

1.

Infuzed Brands LLC (“Infuzed California”), a limited liability corporation organized under the laws of the State of California. Infuzed California’s head office is located at 8383 Wilshire Blvd Suite 800, Beverly Hills, CA 90211, USA; and

2.

Infuzed Brands Inc. (“Infuzed Nevada”), a for-profit corporation organized under the laws of the State of Nevada. Infuzed Nevada’s head office is located at 1420 Fifth Avenue, Suite 2200, Seattle WA 98101, USA.

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Infuzed produces a line of beverages infused with natural flavours and hemp extract and markets and distributes such products across the United State. Infuzed targets individuals interested in health and wellness with products that contain natural flavors, no sugar and no calories.

The Company hopes to bring the benefits of hemp to the masses and capture the untapped market potential of this natural product by focusing on the beverage niche and by securing a branding stronghold through social strategy and celebrity alliances.

The Company’s initial product line includes four principal products (the “Infuzed Product Line”): (i) a zero-calorie, zero-sugar, lightly-flavoured hemp-infused sparkling water (“Infuzed THIRST”); (ii) a naturally- flavoured, zero-calorie, hemp-infused water (“Infuzed ESSENCE”); (iii) a hemp-infused alkaline water (“Infuzed PURE”); and (iv) a powdered drink mix made with vitamins, real coconuts and hemp extract (“Infuzed VITALITY”).

The Company has begun sales of Infuzed THIRST and is planning its initial product run for Infuzed ESSENCE and Infuzed PURE. The Company is formulating Infuzed VITALITY and, depending on the success of the initial sales campaigns for its other products, hopes to begin production, marketing and distribution of Infuzed VITALITY in Q1 of 2021. The Company has launched its influencer marketing campaign and intends to roll out its public relations, street sampling and celebrity partner campaigns in early 2020.

Selected Annual Financial Information

The table below sets out certain selected financial information regarding the operations of the Company for the period indicated. The selected financial information has been prepared in accordance with IFRS and should be read in conjunction with the Company’s consolidated financial statements and related notes for the period ended March 31, 2019.

Period ended March 31, 2019
(audited)
Revenue	CAD$ -
Net loss and comprehensive loss	CAD$ 246,557
Loss per share	CAD$ 0.02
Total assets	CAD$ 720,021

The Company was incorporated on January 4, 2019 and March 31, 2019 was the Company’s first fiscal year end. The Company did not record any revenues in the period ended March 31, 2019 and incurred a net loss of CAD$246,557. The net loss of CAD$246,557 in the period is largely attributed to share-based compensation which was recorded in conjunction with the January 29, 2019 private placement.

The Company’s total assets as at March 31, 2019 were CAD$720,021 and principally composed of cash, prepaid expenses and deposits.

The Company has not declared any dividends since its incorporation and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the Board and will depend upon the Company’s financial condition, results of operations, capital requirements and such other factors as the Board deems relevant.

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Selected Financial Information for Six Month Interim Period

A summary of results for the six months ended September 30, 2019 are as follows:

	Six months ended September 30, 2019 Qtr 2	Period ended March 31, 2019 Qtr 4
	(unaudited)	(audited)
Revenue	CAD$ 4,688	CAD$ -
Net loss	CAD$ 907,309	CAD$ 246,557
Comprehensive loss	CAD$ 912,496	CAD$ 246,557
Loss per share	CAD$ 0.04	CAD$ 0.02

During the period ended from January 4, 2019, (date of incorporation) to March 31, 2019, the Company recorded a net loss of CAD$246,557 from operations. Included in the net loss were fees paid to officers and directors of the Company (see related party section for details) and professional fees incurred in connection with the preparation of the prospectus. The Company also recognized a share-based compensation of CAD$146,250 of CAD$0.015 per share in connection with the January 29, 2019 private placement.

During the six months ended September 30, 2019, the Company recorded a net loss of CAD$907,309, as compared with a net loss of CAD$246,557 for the period commencing January 4, 2019 (date of incorporation) and ended March 31, 2019, representing an increase in net loss of approximately CAD$661,000. The increase was attributable to the fair value of stock options granted during the six months ended September 30, 2019, the increase in professional fees in connection with a securities offering and the increase in selling expenses.

Quarterly results will fluctuate dependent on activities associated with implementation of the Company’s sales of its beverages, as well as marketing and promotional activities of its product offerings.

Results of Operations

The Company reported a net loss of CAD$907,309 for the six months ended September 30, 2019, as compared to a net loss of CAD$246,557 for the period commencing January 4, 2019 (date of incorporation) and ended March 31, 2019. During the six months ended September 30, 2019, the Company had total expenses of CAD$828,878, which mainly consisted of share-based compensation of CAD$316,622, professional fees of CAD$103,856, CAD$140,465 in consulting fees paid to third parties for brand and strategic planning and to directors and officers of the Company, and CAD$202,958 in selling expenses related to advertising, travel, and distribution. On April 1, 2019, the Company granted 2,000,000 stock options to a consultant and recorded an expense of CAD$316,622, calculated using the Black-Scholes option valuation model. Share-based compensation is a non-cash transaction. During the six months ended September 30, 2019, the Company incurred professional fees of CAD$103,856, mainly attributable to legal fees incurred in connection with a securities offering.

Liquidity and Capital Resources

The Company’s cash position as at September 30, 2019 was CAD$647,450 with working capital of CAD$711,446. Total assets as at September 30, 2019 was CAD$863,328.

The Company believes that the current capital resources are sufficient to pay overhead expenses for the next twelve months and is in the process of raising additional funding to fund its overhead expenses and its development of its products. The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

Since the Company may not be able to generate cash from its operations in the foreseeable future, the Company will have to rely on the issuance of shares or the exercise of options and warrants to fund ongoing operations and investment. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

On January 29, 2019, the Company issued 9,750,000 common shares at a price of CAD$0.005 per share, for proceeds of CAD$48,750, and recognized share-based compensation of CAD$0.015 per share for a total of CAD$146,250.

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On February 1, 2019, the Company issued 13,000,000 common shares at a price of CAD$0.02 per share, for proceeds of CAD$260,000.

On February 19, 2019, the Company issued 10,050,000 units at a price of CAD$0.05 per unit, for proceeds of CAD$502,500. Each unit is comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant is exercisable into one common share of the Company at CAD$0.10 per share for a period of three years after the date on which the Company’s shares start trading on the CSE.

On July 22, 2019, the Company closed a private placement and issued (i) 140,700 units at a price of CAD$0.30 per unit, for gross proceeds of CAD$42,210, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at CAD$0.50 for a period of three years after the date on which the Company’s shares start trading on the CSE, and (ii) 1,130,000 units at a price of CAD$0.50 per unit for gross proceeds of CAD$565,000, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at CAD$0.75 for a period of three years after the date on which the Company’s shares start trading on the CSE. These amounts were included in commitment to issue shares as at June 30, 2019. In October 2019, 100,000 units were returned to treasury for cancellation in exchange for a refund of CAD$30,000.

On July 26, 2019, the Company closed a private placement and issued 39,700 units at a price of CAD$0.30 per unit for gross proceeds of CAD$11,910, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at CAD$0.50 for a period of three years after the date on which the Company’s shares start trading on the CSE.

In February 2020, the Company closed a private placement and issued 3,208,522 units at a price of CAD$0.50 per unit for gross proceeds of CAD$91,812 and USD$1,209,959, each unit composed of one common share and one-half of one common share purchase warrant, each whole warrant to be exercisable at a price of CAD$0.75 for a period of 24 months from the date on which the Company’s shares commence trading on the CSE.

The Company manages its capital structure in order to ensure sufficient resources are available to meet operational requirements and safeguard its ability to continue as a going concern. There are no externally imposed capital requirements on the Company. Management considers the items included in shareholders’ equity (deficit) and working capital as capital. The Company manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the operation of the Company. To secure the additional capital necessary to pursue these plans, the Company intends to raise additional funds through equity or debt financing.

Going Concern

The Company’s auditors have included an explanatory paragraph within the March 31, 2019 audited consolidated financial statements regarding conditions which raise substantial doubt about the going concern of the Company. The audited consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company was not expected to continue operations for the foreseeable future. At September 30, 2019, the Company has not achieved profitable operations and had accumulated losses of CAD$1,153,866 since inception and, as at the date of this MD&A, the Company expects to incur further losses in the development of its business. The above material uncertainties cast significant doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon successful results from its operations, its ability to attain profitable operations to generate funds, and/or its ability to raise equity capital or borrowings sufficient to meet its current and future obligations. Although the Company has been successful in the past in raising funds to continue operations, there is no assurance it will be able to do so in the future. This has been noted by the Company’s auditor who have made reference to this within the audited consolidated financial statements as at March 31, 2019. The Company has an accumulated deficit of CAD$246,557 at March 31, 2019, and will need to raise capital in order to fund its operations, all of which casts substantial doubt about the Company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Financial Instruments

The Company’s risk exposures and the impact on the Company’s consolidated financial statements are summarized below.

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Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions is subject to floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

Liquidity risk

All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next 30 days. The Company intends to settle these with funds from its positive working capital position.

Foreign currency risk

The Company may be exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in a foreign currency. As at September 30, 2019, the Company held cash denominated in US dollars of CAD$185,571 (March 31, 2019 – CAD$73,908) which exposes the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. As at September 30, 2019, USD$1 was exchangeable into CAD$1.32. A 10% change in the exchange rate would change the Company’s comprehensive income/loss by approximately CAD$21,000 for the period ending September 30, 2019. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk as the Company consider this risk to be immaterial.

Exempt Offering

On November 1, 2019, the Company commenced a private placement of up to 26,000,000 units (“Units”) of the Company at CAD$0.50 per Unit (the “Offering”). Each Unit will consist of one common share and one half of one common share purchase warrant, each whole warrant to be exercisable at a price of CAD$0.75 for a period of 24 months from the date on which the Company’s shares commence trading on the Canadian Securities Exchange. Units sold in Canada will be sold to accredited investors (as such term is defined under National Instrument 45-106 – Prospectus Exemptions) and Units sold in the United States will be sold pursuant to exemptions of the registration requirements of the Securities Act of 1933 (United States).

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Subsequent Events

On October 31, 2019, the Company granted 5,000,000 performance stock units (“PSUs”), each exercisable into one common share of the Company on vesting, to certain directors and officers of the Company. Racquel Williams resigned from her positions as a director and Chief Marketing Officer of the Company, and the 500,000 PSUs awarded to Racquel Williams were cancelled as of December 31, 2019 per the terms of the Performance Stock Unit Award Agreement dated October 31, 2019 between Infuzed Brands Inc. and Racquel Williams. 2,250,000 PSUs will vest upon the Company achieving gross sales of US$5 million within 12 months, and the remainder will vest upon the Company achieving gross sales of US$15 million within 24 months.

The Company is preparing to issue up to 71,00,000 units at US$0.40 per unit through a tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable immediately into one common share at an exercise price of US$0.60 per share and will expire 24 months after the date on which the Company’s shares start trading on the CSE. The Company has agreed to pay Dalmore Group, LLC (“Dalmore”) a one-time setup fee of US$55,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 2.5% commission on the aggregate amount raised by the Company from investors in certain specified states from the sale of units.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed in note 2 to the consolidated financial statements.

Investor Relations

The Company maintains a website at www.infuzedbrands.com and has not entered into any agreements with any investor relations firms.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses is provided in the Company’s condensed interim consolidated Statements of Loss and Comprehensive Loss in its condensed interim consolidated financial statements for the six months ended September 30, 2019 and the period from January 4, 2019 (date of incorporation) to March 31, 2019, which are available on request to the Company.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office
Executive Officers:
Jigme Love, Los Angeles, California	President, and Director	38	January 4, 2019
Roop Mundi Vancouver, British Columbia	Chief Executive Officer and Director	42	October 15, 2019
Faizaan Lalani Vancouver, British Columbia	Chief Financial Officer and Director	32	January 4, 2019

Directors:
Corby Marshall Palm Beach, Florida	Director	51	September 9, 2019
Lauren Notar Burlington, Ontario	Director	59	February 6, 2019

Significant Employees:

The term of office of the directors expires annually at the time of the Company’s annual general meeting. The term of office of the executive officers expires at the discretion of the Company’s directors. None of the Company’s directors or executive officers have entered into non- competition or non-disclosure agreements with the Company.

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

There are no family relationships (by blood, marriage or adoption, no more remote than first cousin) between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

Except as set forth above and in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Business Experience

The following is a brief description of each of the directors and executive officers of the Company, including their names, ages, positions and responsibilities with the Company, relevant educational background, principal occupations or employment during the five years preceding the date hereof, experience in the Company’s industry and the amount of time intended to be devoted to the affairs of the Company:

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Jigme Love – Director and President

Ms. Love is an entrepreneur, strategist, and respected business mentor and consultant. Prior to founding, building, and selling her own company, Mine & Yours Ltd., which sale was completed in March 2019, Ms. Love wrote business plans and marketing materials for companies looking to complete an IPO for 10 years.

In addition to running her own businesses, Ms. Love has consulted for and advised multiple retail, luxury, wholesale, and cannabis brands on branding, marketing, and acquisition strategies. Former clients include: Pin Gum, TransCanna, and Back Country Labs.

Ms. Love has been featured and quoted in Business in Vancouver, the Toronto Star, the LA Times, the Globe and Mail, CTV News, Global News and the Vancouver Sun. She holds an M.B.A. from the International University of Monaco. She serves as a mentor for the Forum for Women Entrepreneurs and regularly leads programs in support of entrepreneurship.

Roop Mundi – Director and Chief Executive Officer

Mr. Mundi currently serves as President of Mundi Capital Ventures - a private equity firm focused on consumer products distribution and logistics. Included in Mundi Capital’s investment portfolio, is Jilong Plastic Products (North America) Inc. which is the sales, marketing and logistics arm of Shanghai Jilong Plastic Products - the third largest PVC producer of consumer goods worldwide. Mundi Capital currently provides logistics services and solutions for Weveel Products LLC, Volm Industries Inc. and GrillTime Inc. Since its inception in 2015, Mundi Capital has successfully exited in three portfolio companies with an average multiple of 4 times total investment amount.

Prior to Mundi Capital, Mr. Mundi served as Vice President, General Counsel of RCI Capital Group Inc., a private equity firm based in Vancouver focused on Asia based transactions in the technology and energy markets. In addition, Mr. Mundi was Vice President, General Counsel of Kingsdale Shareholder Services Inc., the largest proxy and corporate governance firm in Canada. Prior to Kingsdale, Mr. Mundi was an Associate at Cassels Brock & Blackwell LLP focusing on corporate finance and securities in the real estate, technology and mining sectors.

Mr. Mundi holds a Bachelor’s degree from North Carolina State University, a Master’s degree from the University of Toronto and a law degree from the University of British Columbia.

Faizaan Lalani – Director and Chief Financial Officer

Mr. Lalani is an accounting and finance professional with over 9 years of experience covering audit, financial reporting, corporate finance, and operations management. Mr. Lalani previously worked in the audit and assurance group at PricewaterhouseCoopers LLP, Canada, where he obtained his CPA, CA designation, gaining vast experience in accounting practices in both the public and private sectors during his tenure. Mr. Lalani has also served as a Senior Accountant for PortLiving, a Vancouver based real estate development company, since 2016 and, from 2014 to 2016, Mr. Lalani served as a Senior Accountant with Century Group, a Vancouver real estate development company.

In 2015, Mr. Lalani founded his own apparel company, Encima Clothing, which focused on the high-end men’s apparel market. From 2015 to 2018, Mr. Lalani oversaw Encima’s brand development and sales and marketing roll-out across North America, but primarily focused on the West Coast. Being the sole owner and creative director of Encima Clothing has allowed Mr. Lalani to gain marketing and branding experience, which is directly transferable to the Company. Mr. Lalani also serves as a director of GreenStar Biosciences Corp., a CSE-listed distributor of cannabis-derived products, assisting the company with private pre-IPO capital raises in excess of CAD$7 million for operating and acquisition purposes. Mr. Lalani anticipates providing branding, marketing and financing support to GreenStar following its IPO.

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Corby Marshall – Director

Mr. Marshall serves as Founder and Chief Executive Officer of Hawkeye Systems Inc since February 15, 2019. Prior to Hawkeye, he was the Senior Vice President of Alliances and Partnerships for AppOrbit from Oct 2016 to Mar 2017, where he developed go-to market programs and assisted in leading operations for several high-profile companies, such as Metastorm, Mercator, Niku and LabCorp. He currently serves as a director of Liberty Defense (SCANV) since May-2018. Prior to AppOrbit Mr. Marshall served in various leadership positions. From November 2015 to October 2016, Mr. Marshall served as Director of Business Development for UST Global a leading provider of end-to-end IT services and solutions for Global 1000 companies. Prior to UST Global, Mr. Marshalls served as Director of Government Relations for WanDisco from November 2014 to November 2015. Marshall’s expertise and business prowess spans decades. He is an expert at developing new programs and leading through transformational change, which stemmed from his early years as an Airbone-qualified, Field Artillery Officer in the United States Army. He is a proud graduate of the U.S. Military Academy at West Point.

Lauren Notar – Director

Ms. Notar has been an investment industry professional for several years, over which period she has been involved with wealth management, corporate finance and stock trading. From 1996 to 2006, Ms. Notar worked as an Investment Advisor with Global Securities, Canaccord and Nesbitt Burns.

From 2006 onwards, Ms. Notar has been an independent consultant, working with various companies, including in mining and oil exploration, software and insurance, in finance-related roles.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, as at the date of this offering statement, or was within ten years before the date hereof, a director, Chief Executive Officer or Chief Financial Officer of any company, including the Company, that:

(i)

was subject to a cease trade order, an order similar to cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period for more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period for more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

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Penalties or Sanctions

No director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a regulatory authority; or
(ii)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

Not all directors of the Company will be devoting all of their time to the affairs of the Company. In particular, each of Lauren Notar and Corby Marshall will be devoting approximately 5% of their time to the affairs of the Company. The directors of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors of their obligations to the Company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose the Company to liability to those companies. Similarly, discharge by the directors of their obligations to the other companies could result in a breach of their obligations to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table represents information regarding the total compensation for our three most highly compensated directors and the executive officers (the “NEOs”) of the Company since the inception of the Company on January 4, 2019(1):

Name and Capacity in which Compensation was Received	Cash Compensation		Other Compensation		Total Compensation
	(CAD$)		(CAD$) (2)		(CAD$)
Jigme Love, President	CAD$	85,000	CAD$0	0	CAD$	85,000
Faizaan Lalani, Chief Financial Officer	CAD$	58,750	CAD$0	0	CAD$	58,750
Racquel Williams, Former Director and Former Chief Marketing Officer	CAD$	53,500	CAD$0	0	CAD$	53,500

(1)

The Company and Roop Mundi entered into a service agreement dated October 15, 2019 for Mr. Mundi to act as a consultant to the Company and perform the role of Chief Executive Officer. Under the CEO Agreement, Mr. Mundi will be paid a monthly salary of CAD$7,000.

(2)

Any values reported in the “Other Compensation” column, if applicable, represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification (ASC) 718 Share Based Payments, of grants of stock options to each of our executive officers and directors

(3)	Racquel Williams resigned from her positions as a director and Chief Marketing Officer of the Company on December 31, 2019.

Director Compensation

We have five directors. We currently do not pay our directors any compensation for their services as board members.

Employment Agreements, Arrangements or Plans.

We have entered into employment consulting agreements with the following directors or NEOs:

Jigme Love

The Company and Jigme Love entered into a service agreement dated February 1, 2019 (the “President Agreement”) for Ms. Love to act as a consultant to the Company and perform the role of President. Under the President Agreement, Ms. Love will be paid a monthly salary of CAD$7,500. The Company and Ms. Love can terminate the President Agreement at any time on three (3) months’ written notice. The Company may also terminate the President Agreement with just cause and if shareholders holding not less than 5% of the Company’s outstanding shares determine they are not satisfied with Ms. Love’s contributions to the Company.

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Roop Mundi

The Company and Roop Mundi entered into a service agreement dated October 15, 2019 (the “CEO Agreement”) for Mr. Mundi to act as a consultant to the Company and perform the role of Chief Executive Officer. Under the CEO Agreement, Mr. Mundi will be paid a monthly salary of CAD$7,000. The Company and Mr. Mundi can terminate the CEO Agreement at any time on three (3) months’ written notice. The Company may also terminate the CEO Agreement with just cause and if shareholders holding not less than 5% of the Company’s outstanding shares determine they are not satisfied with Mr. Mundi’s contributions to the Company.

Faizaan Lalani

The Company and 1196016 B.C. Ltd. (“1196016”), a company wholly-owned by Faizaan Lalani, entered into a management consulting agreement dated February 1, 2019 as amended on May 1, 2019 (the “CFO Agreement”), for Mr. Lalani to act as a consultant to the Company and perform the role of Chief Financial Officer. Under the CFO Agreement, Mr. Lalani will be paid a monthly salary of CAD$4,000. The Company and 1196016 can terminate the CFO Agreement at any time on one (1) months’ written notice.

Racquel Williams

The Company and Racquel Williams entered into a service agreement dated February 1, 2019 (the “CMO Agreement”) for Ms. Williams to act as a consultant to the Company and perform the role of Chief Marketing Officer. Under the CMO Agreement, Ms. Williams was paid a monthly salary of CAD$4,000. The Company and Ms. Williams were entitled to terminate the CMO Agreement at any time on three (3) months’ written notice. The Company is also entitled to terminate the CMO Agreement with just cause and if shareholders holding not less than 5% of the Company’s outstanding shares determined they were not satisfied with Ms. Williams’s contributions to the Company. Ms. Williams resigned from the Company on December 31, 2019. No severance payments were made.

Oversight and Description of Director and Executive Officer Compensation

At present, the Board as a whole determines the compensation of our executive officers and does so with reference to industry standards and our financial situation. The Board has the sole responsibility for determining the compensation of our directors. Director compensation is determined by the Board from time to time with reference to industry standards and our financial situation.

Our directors are reimbursed for any out-of-pocket expenses incurred in the course of their duties as directors.

From time to time, directors may be retained as consultants or experts to provide specific services to us and will be compensated on a normal commercial basis for such services. Other than as disclosed under “Employment, Consulting and Management Agreements” above, as of the date of this Offering Circular, no other directors have been retained by us as consultants.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows the beneficial ownership of our Common Shares as of the date of this Offering Circular held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our shares; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group. As of the date of this Offering Circular, there were 37,218,925 of our Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all of Common Shares shown as beneficially owned by them.

The percentages below are based on fully diluted Common Shares as of the date of this Offering Circular. Unless otherwise indicated, the business address of each person listed is c/o Infuzed Brands Inc. 409 Granville Street, Suite 1000, Vancouver, British Columbia, Canada, V6C 1T2.

Name	Total common Share Ownership	Type of Ownership	Total Ownership on an Undiluted Basis	Total Ownership on a Fully Diluted Basis
Faizaan Lalani	3,930,001	Direct	10.56%	7.71%
Roop Mundi	4,172,500	Direct	11.21%	8.19%
Jigme Love	3,827,501	Direct	10.28%	7.51%
Corby Marshall	0	-	0%	0%
Lauren Notar	0	-	0%	0%
All directors and executive officers as a group	11,930,002		32.05%	23.41%

Notes:

(1)	Percentage is based on 37,218,925 Common Shares issued and outstanding as of the date of this Offering Circular.
(2)	Percentage is based on 50,953,386 Common Shares issued and outstanding, on a fully diluted basis, as of the date of this Offering Circular.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under “executive compensation,” since the inception of the Company, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the total assets at year end for the inception of the Company, and any of our directors, executive officers, holders of more than 5% of our common shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

We have also entered into indemnification agreements with our directors and executive officers. In general, these indemnification agreements require the Company to indemnify a director to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for the Company.

Jigme Love, President and Director, receives her compensation from the Company through J Love Enterprises Inc.

Roop Mundi, Chief Executive Officer, receives his compensation from the Company through Funzone North America.

Faizaan Lalani, Chief Financial Officer, receives his compensation from the Company through 1196016 B.C. LTD.

Related Party Transactions

Related party transactions are comprised of services rendered by directors and/or officers of the Company or by a company with a director and/or officer in common. Related party transactions are in the ordinary course of business and are measured at the exchange amount.

Included in accounts payable as at September 30, 2019 is CAD$23,396 (March 31, 2019 – CAD$866) owing to an officer of the Company and companies controlled by directors of the Company for expense reimbursements and unpaid fees.

Consulting contracts

On February 1, 2019, the Company entered into a service agreement with Racquel Williams of Mmgyvr collective for management and director’s services for a period of one year at a monthly rate of CAD$4,000 per month which was to be automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. Racquel Williams resigned from her positions as a director and Chief Marketing Officer of the Company and the agreement was terminated mutually on December 31, 2019.

On February 1, 2019, the Company entered into a service agreement with Justin Norton for management and director’s services for a period of one year at a monthly rate of CAD$4,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. On March 27, 2019, the agreement was mutually terminated.

On February 1, 2019, the Company entered into a management consulting agreement with 1196016 BC Ltd., a company controlled by Faizaan Lalani, for management services for a period of one year at a monthly rate of CAD$3,000 per month, which amount was subsequently amended to CAD$4,000 per month effective May 1, 2019. The agreement shall automatically be renewed on the same terms and conditions from month to month thereafter until terminated.

On February 1, 2019, the Company entered into a service agreement with Jigme Love for management and director’s services for a period of one year at a monthly rate of CAD$5,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. On August 1, 2019, the Company amended the service agreement with Jigme Love, which was entered on February 1, 2019. The Company transferred the service agreement with Jigme Love to J Love Enterprises Inc., a company controlled by Jigme Love, and increased the management fee from a monthly rate of CAD$5,000 per month to CAD$7,500 per month.

On October 15, 2019, the Company entered into a service agreement with Funzone North America, a company controlled by Roop Mundi, for management and director’s services indefinitely at a monthly rate of CAD$7,000 per month, either party may terminate the service agreement without cause by providing written notice to the other party at least one month prior to the termination of the agreement.

43

SECURITIES BEING OFFERED

The following is a summary of the rights of our capital stock as provided in our Articles and Notice of Articles. For more detailed information, please see our Articles and Notice of Articles which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company’s Notice of Articles provide that our authorized capital consists of an unlimited number of Common Shares, without par value, which do not have any special rights or restrictions.

As of the date of this Offering Circular, the Company has 37,218,925 Common Shares issued and outstanding.

Rights, Preferences and Restrictions Attaching to Our Common Shares

The Business Corporations Act (British Columbia) provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
•

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to share equally in the remaining property of our company on liquidation, dissolution or winding-up of our company; and

•	the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

The provisions in our Articles attaching to our Common Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding Common Shares.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding Common Shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy. Each holder of the Company’s common shares shall be entitled to one vote for each share held by such holder. No holder of such shares is entitled to cumulative voting for any purpose.

Shareholder Meetings

The Business Corporations Act (British Columbia) provides that: (i) a general meetings of shareholders must be held in British Columbia, or may be held at a location outside British Columbia since our Articles do not restrict our company from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is approved by ordinary resolution, or the location for the meeting is approved in writing by the British Columbia Registrar of Companies before the meeting is held; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than two months or by less than 21 days, if we are a public company, otherwise 10 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the British Columbia Supreme Court may order a meeting to be called, held and conducted in a manner that the Court directs.

Pursuant to our Articles, the quorum for the transaction of business at a meeting of our shareholders is at least two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting.

44

Warrants

As of the date of this Offering Circular, the Company has a total of 7,234,461 Common Share purchase warrants issued and outstanding. This includes (i) 5,025,000 Common Share purchase warrants which are exercisable at a price of CAD$0.10 per share, subject to customary adjustments, (ii) 40,200 Common Share purchase warrants outstanding which are exercisable at a price of CAD$0.50 per share, subject to customary adjustments, and (iii) 565,000 Common Share purchase warrants outstanding which are exercisable at a price of CAD$0.75 per share, subject to customary adjustments, all of which are currently exercisable and shall expire thirty-six (36) months following the completion of the initial public offering of the Company on the Canadian Securities Exchange or other recognized securities exchange. This also includes 1,604,261 Common Share purchase warrants outstanding which are exercisable at a price of CAD$0.75 per share, subject to customary adjustments, all of which shall expire twenty-four (24) months following the completion of the initial public offering of the Company on the Canadian Securities Exchange. For the avoidance of doubt, the completion of the initial public offering of the Company shall be deemed to occur as of the initial date of listing on the Canadian Securities Exchange or other recognized securities exchange.

In this Offering, each Unit is offered at USD$0.40 per Unit, includes one Common Share and one-half of one Common Share Warrant. Each whole Warrant entitles the holder to purchase one Common Share. One whole Warrant, consisting of two one-half of one common purchase warrants, is required to purchase one additional Common Share at an exercise price of USD$0.60 per Warrant, subject to certain adjustments. The Warrant shall be exercisable immediately and shall expire twenty-four (24) months following the completion of the initial public offering of the Company on the Canadian Securities Exchange or other recognized securities exchange, pursuant to the terms contained in the form of Warrant. For the avoidance of doubt, the completion of the initial public offering of the Company shall be deemed to occur as of the initial date of listing on the Canadian Securities Exchange or other recognized securities exchange.

Fully Paid and Non-assessable

All outstanding Common Shares are, and the Common Shares to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Resale Restrictions

The Common Shares and Warrants will be separately transferable following the termination of any transfer hold periods under applicable law.

The securities to be issued in connection with the Offering will be subject to a statutory hold period in Canada in accordance with Section 2.5(2)(3)(ii) of National Instrument 45-102 – Resale of Securities, as follows: “Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months, and a day after the later of (i) [insert the distribution date], and (ii) the date the issuer became a reporting issuer in any province or territory.”

Purchasers under this Offering should consult with their own professional advisers with respect to restrictions on the transferability of the securities offered hereunder.

45

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this Offering may be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Common Shares in the secondary market.

Absence of Public Market

The Company, which currently has 273 shareholders, is an alternative reporting company under Regulation A+, Tier 2 of the Securities Act. There is no public trading market for the Common Shares of the Company. The Company currently expects, as an alternative reporting company, to qualify its Common Shares for quotation or listing on the CSE, NASDAQ or OTCQB (the Over the Counter Marketplace) or other secondary market for which the Company’s Common Shares may then qualify in the discretion of the Board of Directors. (See Risk Factors starting on page 9).

46

Page

Consolidated Financial Statements June 30, 2019 and March 31, 2019	F-2

Report of Independent Registered Public Accounting Firm to the Consolidated Financial Statements March 31, 2019	F-3

Consolidated Statements of Financial Position As at June 30, 2019 and March 31, 2019	F-4

Consolidated Statements of Loss and Comprehensive Loss For the three months ended June 30, 2019 and for the period from January 4, 2019 (date of incorporation) to March 31, 2019	F-5

Consolidated Statements of Changes in Shareholders’ Equity For the periods ended June 30, 2019 and March 31, 2019	F-6

Consolidated Statements of Cash Flows For the three months ended June 30, 2019 and for the period from January 4, 2019 (date of incorporation) to March 31, 2019	F-7

Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019	F-8

Condensed Interim Consolidated Financial Statements For the six months ended September 30, 2019	F-19

Notice of No Auditor Review of Condensed Interim Financial Statements For the six months ended September 30, 2019	F-20

Condensed Interim Consolidated Statements of Financial Position As at September 30, 2019 and March 31, 2019	F-21

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the three and six months ended September 30, 2019	F-22

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity For the period ended September 30, 2019	F-23

Condensed Interim Consolidated Statements of Cash Flows For the six months ended September 30, 2019	F-24

Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019	F-25

F-1

INFUZED BRANDS INC.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019 and March 31, 2019

(Stated in Canadian Dollars)

F-2

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Infuzed Brands Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Infuzed Brands Inc. and its subsidiary (the "Company") as of March 31, 2019, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the period ended March 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2019, and the results of its operations and its cash flows for the period ended March 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit and will need to raise capital in order to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2019.

Vancouver, Canada

December 23, 2019

F-3

INFUZED BRANDS INC. Consolidated Statements of Financial Position As at June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

	June 30, 2019	March 31, 2019
	(unaudited)	(audited)
ASSETS

Current assets
Cash	$933,424	$599,552
GST receivable	7,531	2,805
Prepaid expense and deposits	146,166	117,664
Materials and supplies	111,538	-
	1,198,659	720,021

Intangible asset (Note 4)	22,743	-

Total assets	$1,221,402	$720,021

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (Note 8)	$54,194	$9,078

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	957,500	957,500
Commitment to issue shares (Note 11)	619,120	-
Contributed surplus	316,622	-
Accumulated other comprehensive (loss)	(3,615)	-
Deficit	(722,419)	(246,557)

Total shareholders’ equity	1,167,208	710,943

Total liabilities and shareholders’ equity	$1,221,402	$720,021

Nature and continuance of operations – Note 1

Subsequent events – Note 11

APPROVED ON BEHALF OF THE BOARD:

“Faizaan Lalani”	Director	“Jigme Love”	Director
Faizaan Lalani		Jigme Love

The accompanying notes are an integral part of these consolidated financial statements.

F-4

INFUZED BRANDS INC.

Consolidated Statements of Loss and Comprehensive Loss

For the three months ended June 30, 2019 and

for the period from January 4, 2019 (date of incorporation) to March 31, 2019

(Express in Canadian Dollars)

	For the three months ended June 30, 2019	Period from January 4, 2019 (date of incorporation) to March 31, 2019
	(unaudited)	(audited)

Expenses
Bank charges	$2,044	$412
Consulting fees (Note 8)	84,380	71,250
Office expenses	15,818	1,153
Professional fees	42,887	17,341
Rent	1,978	149
Share-based compensation (Notes 5 and 8)	316,622	146,250
Travel	13,822	10,002
	(477,551)	(246,557)
Other Income
Interest income	1,689	-

Net loss for the period	(475,862)	(246,557)

Other comprehensive income (loss)
Exchange difference on translating foreign operations	(3,615)	-

Loss and comprehensive loss for the period	$(479,477)	$(246,557)

Basic and diluted loss per common share	$(0.01)	$(0.02)

Weighted average number of common shares outstanding	32,800,003	15,087,443

The accompanying notes are an integral part of these consolidated financial statements.

F-5

INFUZED BRANDS INC. Consolidated Statements of Changes in Shareholders’ Equity For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Commitment to issue shares	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total

Balance, January 4, 2019	3	$-	$-	$-	$-	$-	$-

Seed stock issuance (Note 5)	9,750,000	195,000	-	-	-	-	195,000
Private placement (Note 5)	13,000,000	260,000	-	-	-	-	260,000
Private placement (Note 5)	10,050,000	502,500	-	-	-	-	502,500

Loss and comprehensive loss for the period	-	-	-	-	-	(246,557)	(246,557)

Balance, March 31, 2019 (audited)	32,800,003	$957,500	$-	$-	$-	$(246,557)	$710,943

Balance, March 31, 2019	32,800,003	$957,500	$-	$-	$-	$(246,557)	$710,943

Subscriptions received (Note 5)	-	-	619,120	-	-	-	619,120
Share-based compensation	-	-	-	316,622	-	-	316,622

Loss and comprehensive loss for the period	-	-	-	-	(3,615)	(475,862)	(479,477)

Balance, June 30, 2019 (unaudited)	32,800,003	$957,500	$619,120	$316,622	$(3,615)	$(722,419)	$1,167,208

The accompanying notes are an integral part of these consolidated financial statements.

F-6

INFUZED BRANDS INC.

Consolidated Statements of Cash Flows

For the three months ended June 30, 2019 and

for the period from January 4, 2019 (date of incorporation) to March 31, 2019

(Expressed in Canadian Dollars)

	For the three months ended June 30, 2019	Period from January 4, 2019 (date of incorporation) to March 31, 2019
	(unaudited)	(audited)
CASH FLOWS PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period	$(475,862)	$(246,557)
Items not affecting cash
Share based compensation	316,622	146,250
Change in non-cash working capital item:
GST receivable	(4,726)	(2,805)
Prepaid expenses and deposits	(28,502)	(117,664)
Materials and supplies	(111,538)	-
Accounts payable and accrued liabilities	45,116	9,078

Net cash used in operating activities	(258,890)	(211,698)

INVESTING ACTIVITY
Patents and trademarks	(22,743)	-

Net cash provided by investing activity	(22,743)	-

FINANCING ACTIVITIES
Commitment to issue shares	619,120	-
Shares issued for cash	-	811,250

Net cash provided by financing activities	619,120	811,250

Foreign exchange effect on cash	(3,615)	-

Change in cash for the period	333,872	599,552

Cash, beginning of period	599,552	-

Cash, end of period	$933,424	$599,552

Cash paid for interest during the period	$-	$-

Cash paid for income taxes during the period	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-7

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

1.	Nature and continuance of operations

Infuzed Brands Inc. (the “Company”) was incorporated pursuant to the Business Corporations Act (British Columbia) on January 4, 2019. The Company is an emerging beverage company.

The Company’s head office and registered and records office address is Suite 1000 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2. The financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company.

These consolidated financial statements for its first fiscal period ending March 31, 2019 and 3 months interim period ending June 30, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The Company has accumulated deficit of $246,557 at March 31, 2019 and will need to raise capital in order to fund its operations, all of which casts significant doubt about the Company’s ability to continue as a going concern. The Company’s auditors have issued a going concern opinion on the March 31, 2019 audited financial statements raising substantial doubts about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), and Interpretations issued by the International Financial Reporting Interpretations Committee.

The consolidated financial statements were authorized for issue by the Board of Directors on December 19, 2019.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The assessment of the Company’s ability to continue as a going concern is a significant judgment (note 1) and the related share-based compensation recognized is subject to estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The unaudited interim consolidated financial statements for the period ended June 30, 2019 have been prepared by and are the responsibility of the Company’s management. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

F-8

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently in the consolidated financial statements.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The results of each subsidiary will continue to be included in the consolidated financial statements of the Company until the date that the Company’s control over the subsidiary ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Details of the subsidiaries are as follows:

		Percentage owned
	Incorporation	June 30, 2019	March 31, 2019

Infuzed Brands LLC	California, USA	100%	100%
Infuzed Brands	Nevada, USA	100%	-

Infuzed Brands LLC was incorporated on January 15, 2019 in the State of California for the purpose of holding the Company’s US patents. As at June 30, 2019 and March 31, 2019, Infuzed Brands LLC was otherwise inactive.

Infuzed Brands was incorporated on May 17, 2019 in the State of Nevada as a for profit corporation. As at June 30, 2019, Infuzed Brands was otherwise inactive.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Inventory

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in-first-out method and includes the cost of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. At June 30, 2019, all of the inventories consisted of materials and supplies.

F-9

INFUZED BRANDS INC.

Notes to the Consolidated Financial Statements

For the periods ended June 30, 2019 and March 31, 2019

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – (cont’d)

Financial instruments

Non-Derivative Financial Assets

Cash is recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial assets are measured at amortized cost using the effective interest method.

Non-Derivative Financial Liabilities

Financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities that are not designated at FVTPL are initially measured at fair value plus or minus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Accounts payable and accrued liabilities are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method.

Intangible asset

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Loss and Comprehensive Loss.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company’s intangible assets consist of pending trademarks.

F-10

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

3.	Significant Accounting Policies – (cont’d)

Income taxes

Deferred income tax is provided on all temporary differences at the Consolidated Statement of Financial Position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

-

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except

-

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each Consolidated Statement of Financial Position date and recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the Consolidated Statement of Financial Position date.

Basic and diluted loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of outstanding shares in issue during the reporting period. Diluted loss per share is computed similar to basic loss except that the weighted average number of outstanding shares include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. In a loss reporting period, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

F-11

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

3.	Significant Accounting Policies – (cont’d)

Foreign currencies

The financial statements for the Company and its subsidiaries are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Company is Canadian dollars. The functional currency of Infuzed Brands LLC and Infuzed Brands is the US dollar.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are charged to profit or loss.

The assets and liabilities of entities whose functional currency is different from the presentation currency are translated into Canadian dollars using the exchange rate at the reporting date and the income statement is translated into Canadian dollars using the average exchange rate for the period. All gains and losses on translation of entities from the functional currency to the presentation currency are charged to other comprehensive income (loss). On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are be reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognised.

4.	Intangible Assets

During the period ended June 30, 2019, the Company has made the application to trademark “Infuzed” and “Naturally Essenced” in Canada and “Infuzed” and “Essence Water” in the United States. As at June 30, 2019, the Company has incurred $22,743 in legal and application fees and the trademarks are pending.

5.	Share Capital

a)	Authorized

Unlimited common shares, without par value.

b)	Issued

There were no shares issued during the three months ended June 30, 2019.

During the period ended March 31, 2019:

On February 19, 2019, the Company issued 10,050,000 units at a price of $0.05 per unit for proceeds of $502,500. Each unit is comprised of one common share and one-half share purchase warrant. Each whole warrant is exercisable into one common share of the Company at $0.10 per share expiring three years after the date the Company completed an initial public offering (“IPO”) and its shares start trading on the Canadian Securities Exchange (“CSE”).

F-12

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

5.	Share Capital – (cont’d)

b)	Issued (cont’d)

On February 1, 2019, the Company issued 13,000,000 common shares at a price of $0.02 per share for proceeds of $260,000.

On January 29, 2019, the Company issued 9,750,000 common shares at a price of $0.005 per share for proceeds of $48,750 and recognized a share-based compensation of $0.015 per share for a total of $146,250.

On January 4, 2019, the Company issued 3 incorporators share value at a nominal amount.

c)	Stock Option

On April 1, 2019, the Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of ten years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares.

On April 1, 2019, the Company granted 2,000,000 stock options to a consultant at a price of $0.30 per share expiring two years from the date on which the Company completed an IPO. These stock options vest at the date of grant. The Company recorded a fair value of $316,622 or $0.15 per option utilizing the Black Scholes option valuation model with the following assumptions: Share price at the time of grant $0.30; risk-free interest rate of 1.51%; Expected life of options two years; Dividend rate – 0%; Forfeiture rate – 0% and annualized volatility of 100%. Since the Company is not publicly trading and have no history of trades, the Company utilized annualized volatility of comparable startup companies.

As at June 30, 2019, there were 2,000,000 (March 31, 2019 – NIL) stock options outstanding with an exercise price of $0.30 and remaining life of 2 years, once the Company’s shares start trading on the CSE.

d)	Warrants

At June 30, 2019, there were 5,025,000 (March 31, 2019 – 5,025,000) warrants outstanding with exercise price of $0.10 and remaining life of 3 years, once the Company’s shares start trading on the CSE.

F-13

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

6.	Financial Instruments

Fair Value:

The Carrying values of financial assets and liabilities approximate its fair value due to the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s consolidated financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions is subject to floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

Liquidity risk

All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next 30 days. The Company intends to settle these with funds from its positive working capital position.

Foreign currency risk

The Company may be exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in a foreign currency. As at June 30, 2019, the Company held cash denominated in US dollars of $168,891 (March 31, 2019 – $73,908) which exposes the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. As at June 30, 2019, USD$1 is translated to CDN$1.31. A 10% change in the exchange rate would change the comprehensive income/loss by approximately $22,000. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk as the Company consider this risk to be immaterial.

F-14

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

7.	Capital Management

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. In order to pay for general administrative costs, the Company will raise additional amounts as needed.

The Company reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders’ equity and working capital as components of its capital base. The Company may access capital through the issuance of shares or the disposition of assets. Management historically funds the Company’s expenditures by issuing share capital rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

8.	Related Party Transactions

Related party transactions are comprised of services rendered by directors and/or officers of the Company or by a company with a director and/or officer in common. Related party transactions are in the ordinary course of business and are measured at the exchange amount.

Key Management Compensation

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and include the Company’s executive officers and members of the Board of Directors. Key management compensation consisted of the following:

	June 30, 2019	March 31, 2019
	$ (unaudited)	$ (audited)
Travel
Justin Norton, former director	-	7,500

Consulting fees
Mmgyvr collective, a company controlled by Racquel Williams, director and CMO	12,000	15,500
Jigme Love, director and President	15,000	20,000
1196016 BC Ltd; a company controlled by Faizaan Lalani, director and CFO	11,000	19,750
Justin Norton, former director	-	2,000
	38,000	57,250

F-15

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

8.	Related Party Transactions – (cont’d)

Share-based compensation
Mario Jr. Soriano, former director	-	30,000
Racquel Williams, director and CMO	-	22,500
Faizaan Lalani, director and CFO	-	41,250
Jigme Love, director and President	-	30,000
Justin Norton, former director	-	22,500
	-	146,250
	38,000	203,500

Included in accounts payable as at June 30, 2019 is $9,081 (March 31, 2019 – $866) owing to an officer of the Company and companies controlled by directors of the Company for expense reimbursements and unpaid fees.

Consulting contracts

On February 1, 2019, the Company entered into a service agreement with Racquel Williams of Mmgyvr for management and director’s services for a period of one year at a monthly rate of $4,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. As of December 31, 2019, the agreement was mutually terminated.

On February 1, 2019, the Company entered into a service agreement with Justin Norton for management and director’s services for a period of one year at a monthly rate of $4,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. As at March 27, 2019, the agreement was mutually terminated.

On February 1, 2019, the Company entered into a management consulting agreement with 1196016 BC Ltd. for management services for a period of one year at a monthly rate of $3,000 per month and subsequently amended to $4,000 per month effective May 1, 2019, which shall automatically be renewed on the same terms and conditions from month to month thereafter until terminated.

On February 1, 2019, the Company entered into a service agreement with Jigme Love for management and director’s services for a period of one year at a monthly rate of $5,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. On August 1, 2019, the Company transferred the service agreement to J Love Enterprises Inc., a company controlled by Jigme Love, and increased the management fee from $5,000 per month to $7,500 per month.

9.	Commitments

On June 17, 2019, the Company entered into a marketing service agreement with a total commitment of over US$100,000.

F-16

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

10.	Income Taxes

A reconciliation of income taxes at statutory rates is as follows:

	For the three months ended June 30, 2019	Period from January 4, 2019 (date of incorporation) to March 31, 2019
	(unaudited)	(audited)

Loss before income taxes	$(475,862)	$(246,557)

Statutory income tax rates	27%	27%

Expected tax recovery	$(128,000)	$(66,570)
Permanent differences	85,000	39,570
Tax benefits not recognized	43,000	27,000

Total current and deferred income tax recovery	$-	$-

Significant components of the Company’s deferred tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	June 30, 2019	March 31, 2019
	(unaudited)	(audited)
Deferred income tax asset (liability)
Non-capital loss carry-forwards	$70,000	$27,000

	70,000	27,000
Unrecognized deferred tax assets	(70,000)	(27,000)

Deferred income tax asset, net	$-	$-

As at June 30, 2019, the Company had non-capital losses of approximately $260,000 which may be carried forward to reduce taxable income in future years. The non-capital loss starts to expire in 2039.

F-17

INFUZED BRANDS INC. Notes to the Consolidated Financial Statements For the periods ended June 30, 2019 and March 31, 2019 (Expressed in Canadian Dollars)

11.	Subsequent Events

As at June 30, 2019, $619,120 is included in commitment to issue shares for private placements completed subsequent to the year-end. On July 22, 2019, the Company closed a private placement and issued (i) 140,700 units at a price of $0.30 per unit for gross proceeds of $42,210, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at $0.50 for a period of three years after the date on which the Company’s shares start trading on the CSE, and (ii) 1,130,000 units at a price of $0.50 per unit for gross proceeds of $565,000, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at $0.75 for a period of three years after the date on which the Company’s shares start trading on the CSE. On July 26, 2019, the Company closed a private placement and issued 39,700 units at a price of $0.30 per unit for gross proceeds of $11,910, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at $0.50 for a period of three years after the date on which the Company’s shares start trading on the CSE. In October 2019, 100,000 units were returned to treasury for cancellation in exchange for a refund of $30,000.

On October 15, 2019, the Company entered into a service agreement with Funzone North America, a company controlled by Roop Mundi, for management and director’s services commencing September 1, 2019 at a monthly rate of $7,000 per month, which shall automatically be renewed annually unless one party provides written notice at least one month prior to the end of the term.

On October 31, 2019, the Company granted performance stock units (“PSU”) to directors and officers to purchase an aggregate of 5,000,000 common shares of the Company. Racquel Williams resigned from her positions as a director and Chief Marketing Officer of the Company, and the 500,000 PSUs awarded to Racquel Williams were cancelled as of December 31, 2019 per the terms of the Performance Stock Unit Award Agreement dated October 31, 2019 between Infuzed Brands Inc. and Racquel Williams. 2,250,000 PSU vest upon the Company achieving gross sales of US$5 million within 12 months, and the remainder vest upon the Company achieving gross sales of US$15 million within 24 months.

On November 1, 2019, the Company commenced an offering exempt from the registration requirements of the Securities Act of 1933, as amended, of up to 26,000,000 units of the Company at $0.50 per unit. Each Unit will consist of one common share and one half of one common share purchase warrant, each whole warrant to be exercisable at a price of $0.75 for a period of 24 months from the date on which the Company’s shares commence trading on the CSE.

The Company is preparing to issue up to 31,800,000 units at US$0.40 per unit through a tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable immediately into one common share at an exercise price of US$0.60 per share and will expire 24 months after the date on which the Company’s shares start trading on the CSE. The Company has agreed to pay Dalmore Group, LLC (“Dalmore”) a one-time setup fee of US$55,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 2.5% commission on the aggregate amount raised by the Company from investors in certain specified states from the sale of units.

F-18

INFUZED BRANDS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2019

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

F-19

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements.

F-20

INFUZED BRANDS INC. Condensed Interim Consolidated Statements of Financial Position As at September 30, 2019 and March 31, 2019 (Expressed in Canadian dollars)

	September 30, 2019 (unaudited)	March 31, 2019 (audited)

ASSETS

Current assets
Cash	$647,450	$599,552
GST receivable	9,242	2,805
Accounts receivable	1,751	-
Prepaid expense and deposits	18,743	117,664
Inventory (Note 4)	163,399	-
	840,585	720,021

Intangible asset (Note 5)	22,743	-

Total assets	$863,328	$720,021

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (Note 9)	$129,139	$9,078

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	1,576,620	957,500
Contributed surplus (Note 6)	316,622	-
Accumulated other comprehensive (loss)	(5,187)	-
Deficit	(1,153,866)	(246,557)

Total shareholders’ equity	734,189	710,943

Total liabilities and shareholders’ equity	$863,328	$720,021

Nature and continuance of operations – Note 1

Subsequent events – Note 11

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-21

INFUZED BRANDS INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended September 30, 2019

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	For the three months ended September 30, 2019	For the six months ended September 30, 2019

Sales	$4,688	$4,688

Direct Cost	1,326	1,326
Gross Profit	3,362	3,362

Selling Expenses
Advertising and promotion	106,434	106,434
Travel	52,346	66,168
Warehousing and distribution	30,356	30,356
	189,136	202,958

General and Administrative Expenses
Bank charges	1,384	3,428
Consulting fees (Note 9)	56,084	140,465
Conference and seminars	10,538	10,538
Office expenses	16,827	32,644
Professional fees	60,969	103,856
Rent	2,744	4,722
Share-based compensation (Note 6)	-	316,622
Transfer agent and filing fees	13,645	13,645
	162,191	625,920
	351,327	828,878
Loss before other items:	(347,965)	(825,516)

Other Items
Write-off of deposit	(84,936)	(84,936)
Interest income	1,454	3,143
	(83,482)	(81,793)

Net loss for the period	(431,447)	(907,309)

Other comprehensive income (loss)
Exchange difference on translating foreign operations	(1,572)	(5,187)

Loss and comprehensive loss for the period	$(433,019)	$(912,496)

Basic and diluted loss per common share	$(0.02)	$(0.04)

Weighted average number of common shares outstanding	24,045,320	23,550,381

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-22

INFUZED BRANDS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the period ended September 30, 2019

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	Number of Shares	Share Capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total

Balance, January 4, 2019	3	$-	$-	$-	$-	$-

Seed stock issuance (Note 6)	9,750,000	195,000	-	-	-	195,000
Private placement (Note 6)	13,000,000	260,000	-	-	-	260,000
Private placement (Note 6)	10,050,000	502,500	-	-	-	502,500

Loss and comprehensive loss for the period	-	-	-	-	(246,557)	(246,557)

Balance, March 31, 2019	32,800,003	$957,500	$-	$-	$(246,557)	$710,943
Balance, March 31, 2019	32,800,003	$957,500	$-	$-	$(246,557)	$710,943

Private placement (Note 6)	1,310,400	619,120	-	-	-	619,120
Share-based compensation	-	-	316,622	-	-	316,622

Loss and comprehensive loss for the period	-	-	-	(5,187)	(907,309)	(912,496)

Balance, September 30, 2019	34,110,403	$1,576,620	$316,622	$(5,187)	$(1,153,866)	$734,189

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-23

INFUZED BRANDS INC. Condensed Interim Consolidated Statements of Cash Flows For the six months ended September 30, 2019 (Expressed in Canadian dollars) (Unaudited – Prepared by Management)

For the six months ended September 30, 2019

CASH FLOWS PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period	$(907,309)
Items not affecting cash
Share based compensation	316,622
Write-off of deposit	84,936
Change in non-cash working capital item:
GST receivable	(6,437)
Accounts receivable	(1,751)
Prepaid expenses and deposits	13,985
Inventory	(163,399)
Accounts payable and accrued liabilities	120,061

Net cash used in operating activities	(543,292)

INVESTING ACTIVITY
Patents and trademarks	(22,743)

Net cash provided by investing activity	(22,743)

FINANCING ACTIVITY
Shares issued for cash	619,120

Net cash provided by financing activity	619,120

Foreign exchange effect on cash	(5,187)

Change in cash for the period	53,085

Cash, beginning of period	599,552

Cash, end of period	$647,450

Cash paid/(received) for interest during the period	$(3,143)

Cash paid for income taxes during the period	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-24

INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited – Prepared by Management)

1.	Nature and continuance of operations

Infuzed Brands Inc. (the “Company”) was incorporated pursuant to the Business Corporations Act (British Columbia) on January 4, 2019. The Company is an emerging beverage company.

The Company s head office and registered and records office address is Suite 1000 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2. The condensed interim consolidated financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ( IFRS ) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The Company is planning an IPO which it believes will provide sufficient funds to sustain planned operations for the next twelve months; however, there is no assurance that it will be able to complete the IPO, all of which casts significant doubt about the Company s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements are prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of interim financial statements, including the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency. These financial statements are prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 3, 2020.

Going Concern

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company was not expected to continue operations for the foreseeable future. At September 30, 2019, the Company has not achieved profitable operations, has accumulated losses of $1,153,866 since inception and expects to incur further losses in the development of its business. The above material uncertainties cast significant doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities, its ability to attain profitable operations to generate funds and/or its ability to raise equity capital or borrowings sufficient to meet its current and future obligations. Although the Company has been successful in the past in raising funds to continue operations, there is no assurance it will be able to do so in the future.

F-25

INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited Prepared by Management)

3.	Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as at March 31, 2019. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2019.

Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The results of each subsidiary will continue to be included in the consolidated financial statements of the Company until the date that the Company’s control over the subsidiary ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Details of the subsidiaries are as follows:

		Percentage owned
	Incorporation	September 30, 2019	March 31, 2019

Infuzed Brands LLC	California, USA	100%	100%
Infuzed Brands	Nevada, USA	100%	-

Infuzed Brands LLC was incorporated on January 15, 2019 in the State of California for the purpose of holding the Company’s US patents. As at September 30, 2019 and March 31, 2019, Infuzed Brands LLC was otherwise inactive.

Infuzed Brands was incorporated on May 17, 2019 in the State of Nevada as a for profit corporation.

Inventory

Inventory is valued at the lower of cost and net realizable value. The cost of inventory is calculated using the first-in-first-out method and includes the cost of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price for products sold in the ordinary course of business less the estimated costs necessary to make the sale. Management uses the most reliable evidence available in determining the net realizable value of inventories. Actual selling prices may differ from estimates, based on market conditions at the time of sale. Allowances are made against obsolete or damaged inventory and charged to cost of sales. The reversal of any write-down of inventory arising from increase in the net realizable value is recognized as a reduction of cost of sales in the period in which the reversal occurred.

F-26

INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited Prepared by Management)

3.	Significant Accounting Policies – (cont’d)

Revenue recognition

Revenue is recognized either at a point in time or over a period of time, and when the revenue can be measured reliably.

Revenue from the sale of goods to its customers is recognized at a point in time when the access to the benefits of the Company’s products have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due.

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, allowances, discounts, applicable taxes.

4.	Inventory

	September 30, 2019	March 31, 2019
	$	$
Raw materials	15,057	-
Finished goods	148,342	-
	163,399	-

5.	Intangible Assets

During the period ended June 30, 2019, the Company made the application to trademark “Infuzed” and “Naturally Essenced” in Canada and “Infuzed” and “Essence Water” in the United States. As at September 30, 2019, the Company has incurred $22,743 in legal and application fees and the trademarks are pending.

6.	Share Capital

a)	Authorized

Unlimited common shares, without par value.

b)	Issued

During the six months ended September 30, 2019:

On July 22, 2019, the Company closed a private placement and issued (i) 140,700 units at a price of $0.30 per unit for gross proceeds of $42,210, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at $0.50 for a period of three years after the date on which the Company’s shares start trading on the CSE, and (ii) 1,130,000 units at a price of $0.50 per unit for gross proceeds of $565,000, each unit composed of one common share and one-half share purchase warrant, each whole warrant exercisable at $0.75 for a period of three years after the date on which the Company’s shares start trading on the CSE. In October 2019, 100,000 units were returned to treasury for cancellation in exchange for a refund of $30,000.

F-27

INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited Prepared by Management)

6.	Share Capital – (cont’d)

b)	Issued – (cont’d)

During the six months ended September 30, 2019: – (cont’d)

On July 26, 2019, the Company closed the second tranche and issued 39,700 units at a price of $0.30 per unit for gross proceeds of $11,910. Each unit is comprised of one common share and one-half share purchase warrant. Each whole warrant is entitled to one common share of the Company at $0.50 per share for a period of three years after the date the Company’s shares start trading on the Canadian Securities Exchange (“CSE”).

During the period ended March 31, 2019:

On February 19, 2019, the Company issued 10,050,000 units at a price of $0.05 per share for proceeds of $502,500. Each unit is comprised of one common share and one-half share purchase warrant. Each whole warrant is entitled to one common share of the Company at $0.10 per share expiring three years after the date the Company’s shares start trading on the CSE.

On February 1, 2019, the Company issued 13,000,000 common shares at a price of $0.02 per share for proceeds of $260,000.

On January 29, 2019, the Company issued 9,750,000 common shares at a price of $0.005 per share for proceeds of $48,750 and recognized a share-based compensation of $0.015 per share for a total of $146,250. The 9,750,000 common shares will be held in escrow upon the completion of the IPO share.

On January 4, 2019, the Company issued 3 incorporators share value at a nominal amount.

c)	Escrow Agreement

All of the outstanding shares issued on January 29, 2019 totaling 9,750,000 common share will be held in escrow. Under the escrow agreement, 10% of the shares will be released on the Listing Date with the remaining 90% to be released in equal tranches at six-month intervals over the 36 months following the Listing Date. As these 9,750,000 shares are considered contingently issuable until the Company completes its IPO, they are not considered to be outstanding shares for the purposes of the loss per share calculation.

d)	Stock Option

On April 1, 2019, the Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of ten years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares.

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INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited Prepared by Management)

6.	Share Capital – (cont’d)

d)	Stock Option – (cont’d)

On April 1, 2019, the Company granted 2,000,000 stock options to a consultant at a price of $0.30 per share expiring two years from the date on which the Company completed its IPO. These stock options vest at the date of grant. The Company recorded a fair value of $316,622 or $0.15 per option utilizing the Black Scholes option valuation model with the following assumptions: Share price at the time of grant $0.30; risk-free interest rate of 1.51%; Expected life of options two years; Dividend rate – 0%; Forfeiture rate – 0% and annualized volatility of 100%. Since the Company is not publicly trading and have no history of trades, the Company utilized annualized volatility of comparable startup companies.

As at September 30, 2019, there were 2,000,000 (March 31, 2019 – NIL) stock options outstanding with an exercise price of $0.30 and remaining life of 2 years, once the Company is listed on the CSE.

e)	Share Purchase Warrants

	September 30, 2019	Weighted Average Exercise Price	March 31,2019	Weighted Average Exercise Price
Balance, beginning of period	5,025,000	$0.10	-	$-
Issued	655,200	$0.72	5,025,000	$0.10
Balance, end of period	5,680,200	$0.17	5,025,000	$0.10

As at September 30, 2019, there were 5,680,200 (March 31, 2019 – 5,025,000) warrants outstanding with exercise price of ranging from $0.10 to $0.72 and remaining life of 3 years, once the Company is listed on the CSE. In October 2019, 50,000 share purchase warrants were cancelled.

7.	Financial Instruments

Fair Value:

The Carrying values of financial assets and liabilities approximate its fair value due to the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s condensed interim consolidated financial statements are summarized below.

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INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited Prepared by Management)

7.	Financial Instruments – (cont’d)

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions is subject to floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant.

Liquidity risk

All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next 30 days. The Company intends to settle these with funds from its positive working capital position.

Foreign currency risk

The Company may be exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities that are denominated in a foreign currency. As at September 30, 2019, the Company held cash denominated in US dollars of $185,571 (March 31, 2019 – $73,908) and accounts payable of $27,739 (March 31, 2019 - $Nil) which exposes the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company. As at September 30, 2019, USD$1 is translated to CDN$1.32. A 10% change in the exchange rate would change the comprehensive income/loss by approximately $21,000. The Company currently does not plan to enter into foreign currency future contracts to mitigate this risk as the Company consider this risk to be immaterial.

8.	Capital Management

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. In order to pay for general administrative costs, the Company will raise additional amounts as needed.

The Company reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders’ equity and working capital as components of its capital base. The Company may access capital through the issuance of shares or the disposition of assets. Management historically funds the Company’s expenditures by issuing share capital rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. There was no change to the Company’s approach to capital management during the period.

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INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited Prepared by Management)

9.	Related Party Transactions

Related party transactions are comprised of services rendered by directors and/or officers of the Company or by a company with a director and/or officer in common. Related party transactions are in the ordinary course of business and are measured at the exchange amount.

Key Management Compensation

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and include the Company’s executive officers and members of the Board of Directors. Key management compensation consisted of the following:

For the six months ended September 30, 2019

Consulting fees
Mmgyvr collective, a company controlled by Racquel Williams, director and CMO	24,000
Jigme Love, director and President	35,000
1196016 BC Ltd; a company controlled by Faizaan Lalani, director and CFO	23,000
82,000

Included in accounts payable as at September 30, 2019 is $23,396 (March 31, 2019 – $866) owing to an officer of the Company and companies controlled by directors of the Company for expense reimbursements and unpaid fees.

Consulting contracts

On February 1, 2019, the Company entered into a service agreement with Racquel Williams of Mmgyvr for management and director’s services for a period of one year at a monthly rate of $4,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. On December 31, 2019, Racquel Williams resigned from her positions as a director and Chief Marketing Officer of the Company and the agreement was mutually terminated.

On February 1, 2019, the Company entered into a service agreement with Justin Norton for management and director’s services for a period of one year at a monthly rate of $4,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. As at March 27, 2019, the agreement was mutually terminated.

On February 1, 2019, the Company entered into a management consulting agreement with 1196016 BC Ltd. for management services for a period of one year at a monthly rate of $3,000 per month and subsequently amended to $4,000 per month effective May 1, 2019, which shall automatically be renewed on the same terms and conditions from month to month thereafter until terminated.

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INFUZED BRANDS INC. Notes to the Condensed Interim Consolidated Financial Statements September 30, 2019 (Expressed in Canadian dollars) (Unaudited Prepared by Management)

9.	Related Party Transactions – (cont’d)

Consulting contracts – (cont’d)

On February 1, 2019, the Company entered into a service agreement with Jigme Love for management and director’s services for a period of one year at a monthly rate of $5,000 per month which shall automatically be renewed annually unless one party provides written notice at least three months prior to the end of the term. On August, 1, 2019, the Company transferred the service agreement to J Love Enterprises Inc., a company controlled by Jigme Love, and increased the management fee from $5,000 per month to $7,500 per month.

10.	Commitments

On June 17, 2019, the Company entered into a marketing service agreement with a total commitment of over US$100,000.

11.	Subsequent Events

On October 15, 2019, the Company entered into a service agreement with Funzone North America, a company controlled by Roop Mundi, for management and director’s services commencing September 1, 2019 at a monthly rate of $7,000 per month, which shall automatically be renewed annually unless one party provides written notice at least one month prior to the end of the term.

On October 31, 2019, the Company granted performance stock units (“PSU”) to directors and officers to purchase an aggregate of 5,000,000 common shares of the Company. Racquel Williams resigned from her positions as a director and Chief Marketing Officer of the Company, and the 500,000 PSUs awarded to Racquel Williams were cancelled as of December 31, 2019 per the terms of the Performance Stock Unit Award Agreement dated October 31, 2019 between Infuzed Brands Inc. and Racquel Williams. 2,250,000 PSU vest upon the Company achieving gross sales of US$5 million within 12 months, and the remainder vest upon the Company achieving gross sales of US$15 million within 24 months.

On November 1, 2019, the Company commenced a private placement of up to 26,000,000 units (“Units”) of the Company at $0.50 per Unit. Each Unit will consist of one common share and one half of one common share purchase warrant, each whole warrant to be exercisable at a price of $0.75 for a period of 24 months from the date on which the Company’s shares commence trading on the Canadian Securities Exchange.

The Company is preparing to issue up to 71,000,000 units at US$0.40 per unit through a tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable immediately into one common share at an exercise price of US$0.60 per share and will expire 24 months after the date on which the Company’s shares start trading on the CSE. The Company has agreed to pay Dalmore Group, LLC (“Dalmore”) a one-time setup fee of US$55,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 2.5% commission on the aggregate amount raised by the Company from investors in certain specified states from the sale of units.

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